Exhibit 2.1

Final

STOCK PURCHASE AGREEMENT

dated as of February 24, 2016

by and between

GENERAL ATOMICS,

as the Buyer,

and

DUCOMMUN LABARGE TECHNOLOGIES, INC.,

as the Seller

i

Seller Schedules

Schedule 1.3(a)	Example Estimated Closing Balance Sheet
Schedule 2.2(a)(v)	Affiliate Arrangements
Schedule 3.1(a)	Qualification
Schedule 3.1(b)	Governmental Consents and Filings
Schedule 3.3	No Conflict, Required Filings and Notice
Schedule 3.4(a)	Financial Statements
Schedule 3.4(b)	Certain Financial Statements
Schedule 3.5(a)	Capitalization
Schedule 3.5(c)	Voting and Transfer Restriction Agreements
Schedule 3.6	Litigation
Schedule 3.7	Personal Property
Schedule 3.8(b) & (c)	Current Leased Real Property
Schedule 3.9(a)	Tax Returns
Schedule 3.9(b)	Power of Attorney with Respect to Tax Matters
Schedule 3.9(c)(i)	Change in Method of Accounting
Schedule 3.9(f)	Tax Audits and Examinations in Past Five Years
Schedule 3.10(a)(i)	Employees and Independent Contractors
Schedule 3.10(f)	Employment Related Actions
Schedule 3.11(a)	Employee Benefit Plans

Schedule 3.11(c)	Employee Pension Benefit Plans
Schedule 3.11(e)	Employee Pension Benefit Plans
Schedule 3.11(h)	Employee Benefit Plan Related Matters
Schedule 3.12(a)	Intellectual Property Encumbrances
Schedule 3.12(a)(i)	Registered Intellectual Property
Schedule 3.12(a)(ii)	Summary of Other Material Technologies
Schedule 3.13(c)	Privacy Statement
Schedule 3.14	Absence of Certain Changes
Schedule 3.15	Insurance
Schedule 3.17	Environmental Matters
Schedule 3.18	Top Customers and Suppliers
Schedule 3.19(a)	Material Contracts
Schedule 3.19(b)	Enforceability of Material Contracts
Schedule 3.20(a)(i)	Government Contracts – Performance Period Ongoing
Schedule 3.20(a)(ii)	Government Contracts – Performance Period Closed
Schedule 3.20(b)	Outstanding Government Bids
Schedule 3.20(f)	Government Contracts – Compliance with Laws
Schedule 3.20(j)	Government Contracts – Stock Work Orders, etc. Currently in Effect
Schedule 3.20(n)(i)	Government Contracts – Audit Reports
Schedule 3.20(n)(ii)	Government Contracts – Open Audits
Schedule 3.20(o)(iv)	Interest in Potential Claims Against Another Party to a Government Contract
Schedule 3.20(r)	Government Contracts – Business System Audits
Schedule 3.20(s)	Government Contracts – Audits with Findings
Schedule 3.20(t)	Government Contracts – Government Property
Schedule 3.20(u)	Government Contracts – Past Performance
Schedule 3.20(v)	Government Contracts – Clearances
Schedule 3.20(w)	Government Contracts – Small Business Subcontracting Plans
Schedule 3.20(y)	Government Contracts – Intellectual Property
Schedule 3.20(x)	Government Contract Liens
Schedule 3.20(z)	Government Contracts – Contingent Fee Arrangements
Schedule 3.20(aa)	Government Contracts – OCI Mitigation and Avoidance Plans
Schedule 3.21	Affiliate Interests
Schedule 3.24	Bank Accounts
Schedule 4.1	Ownership’
Schedule 4.3	Consents and Approvals
Schedule 6.1	Conduct of Business Prior to the Closing Date
Schedule 6.12	Restricted Persons
Schedule 6.16	D&O Indemnified Party
Schedule 6.20	Intercompany Services
Schedule 7.1	Regulatory Consents
Schedule 7.2(c)	Consents Under Certain Agreements
Schedule 7.2(f)	Key Employees
Schedule 7.2(h)	Transferred Property
Schedule 8.1(a)(v)	Section 197 Tax Intangibles
Schedule 8.1(a)(vii)	Special Indemnity

Buyer Schedules

Schedule 6.8	Buyer Plans

v

STOCK PURCHASE AGREEMENT, dated as of February 24, 2016 (herein, together with the Schedules and Exhibits attached hereto, referred to as this “Agreement”) by and between Ducommun LaBarge Technologies, Inc., an Arizona corporation (the “Seller”), and General Atomics, a California corporation (the “Buyer”). Capitalized terms used in this Agreement are defined or otherwise referenced in Section 9.1 of this Agreement.

W I T N E S S E T H:

WHEREAS, the Seller owns all of the issued and outstanding shares of common stock (the “Shares”) of Miltec Corporation, an Alabama corporation (the “Company”); and

WHEREAS, the Seller wishes to sell, and the Buyer wishes to purchase, the Shares upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

ARTICLE I

SALE AND PURCHASE OF SHARES

Section 1.1 Sale of Shares. On the Closing Date and subject to the terms and conditions set forth in this Agreement, the Seller will sell, assign and transfer to the Buyer, and the Buyer will purchase and acquire, all of the Seller’s right, title and interest in and to the Shares, free and clear of all Encumbrances, for the Purchase Price set forth in Section 1.2.

Section 1.2 Purchase Price and Payment for the Shares. The aggregate purchase price for all of the Shares (the “Purchase Price”) is Fourteen Million Six Hundred Thousand Dollars ($14,600,000.00), as adjusted pursuant to Section 1.3. The Buyer will pay to the Seller at the Closing (the “Closing Amount”) an amount equal to (i) the Purchase Price plus or minus (ii) the Estimated Closing Adjustment Amount determined in accordance with Section 1.3(a).

Section 1.3 Purchase Price Adjustment. (a) Preparation of the Estimated Closing Balance Sheet. At least three (3) Business Days before the Closing Date, the Seller shall prepare and deliver to the Buyer, the following, together with reasonable supporting documents and information, a balance sheet of the Company as of the close of business on the Closing Date (without giving effect to the transactions contemplated herein) (the “Estimated Closing Balance Sheet”) setting forth (i) its good faith estimate of (A) the Net Working Capital (the “Estimated Net Working Capital”), (B) Company Cash (the “Estimated Company Cash”), and (C) the Company Debt (the “Estimated Company Debt”) and (ii) on the basis of the foregoing, a calculation of the Estimated Closing Adjustment Amount. For purposes of this Agreement, “Estimated Closing Adjustment Amount” shall mean an amount, which may be positive or negative, equal to (1) the Estimated Net Working Capital minus the Target Working Capital plus (2) the Estimated Company Cash minus (3) the Estimated Company Debt. If the Estimated Closing Adjustment Amount is a positive number, the Purchase Price payable at the Closing shall be increased by the amount of the Estimated Closing Adjustment Amount. If the Estimated

Closing Adjustment Amount is a negative number, the Purchase Price payable at the Closing shall be reduced by the amount of the Estimated Closing Adjustment Amount. The Estimated Closing Balance Sheet shall be prepared in accordance with the Accounting Principles on a basis consistent with the past practices of the Company. An example of the Estimated Closing Balance Sheet as of the date hereof is set forth on Schedule 1.3(a). The Parties acknowledge and agree that solely for purposes of calculating the Estimated Net Working Capital, Closing Net Working Capital and the Final Closing Adjustment Amount, the accrued liability in respect of all Government Audit Matter Losses shall be $322,000.00, irrespective of any Party’s assessment of the appropriate reserve in respect of such losses.

(b) Preparation of the Post-Closing Balance Sheet. As soon as reasonably practicable after the Closing Date (but not later than sixty (60) days thereafter), the Buyer will prepare a post-closing balance sheet of the Company as of the close of business on the Closing Date (without giving effect to the transactions contemplated herein) (the “Post-Closing Balance Sheet”) setting forth (i) the Net Working Capital (the “Closing Net Working Capital”), (ii) Company Cash (the “Closing Company Cash”), and (iii) the Company Debt (the “Closing Company Debt”). The Post-Closing Balance Sheet shall be prepared in accordance with the Accounting Principles on a basis consistent with the past practices of the Company.

(c) Review of the Post-Closing Balance Sheet. On or prior to the date that is sixty (60) days after the Closing Date, the Buyer shall deliver to the Seller the Post-Closing Balance Sheet, together with reasonable supporting documents and information. The Seller and the Seller’s independent accountants may review the Post-Closing Balance Sheet and may make inquiry of the Buyer and its Representatives and shall have reasonable access, during normal business hours and upon reasonable notice, to all relevant work papers, schedules, memoranda, books and records and other documents of the Company and/or prepared by the Buyer relating to the Post-Closing Balance Sheet within the Buyer’s possession or control. The Post-Closing Balance Sheet shall be binding and conclusive upon, and deemed accepted by, the Seller unless the Seller shall have notified the Buyer in writing of any objections thereto consistent with the provisions of this Section 1.3(c) within thirty (30) days after the delivery of the Post-Closing Balance Sheet to the Seller. The written notice delivered by the Seller to the Buyer under this Section 1.3(c) shall specify in reasonable detail each item on the Post-Closing Balance Sheet that the Seller disputes, a summary of the reasons for such dispute and the portion of the Post-Closing Balance Sheet, if any, which the Seller does not dispute.

(d) Disputes. Disputes between the Buyer and the Seller relating to the Post-Closing Balance Sheet that cannot be resolved by the Buyer and the Seller within ten (10) Business Days after receipt by the Buyer of the notice referred to in Section 1.3(c) may be referred thereafter for decision at the insistence of either the Buyer or Seller to Ernst & Young LLP or any nationally recognized independent accounting firm agreed in writing by the Buyer and the Seller (the “Arbiter”). The Buyer and the Seller shall use their commercially reasonable efforts to cause the Arbiter, no later than thirty (30) days after its acceptance of its appointment as Arbiter, to determine, based solely on written presentations by the Buyer and the Seller and not by independent review, those items in dispute on the Post-Closing Balance Sheet and to render a written report as to the resolution of each disputed item and the resulting calculation of the Final Post-Closing Balance Sheet. The scope of the disputes to be resolved by the Arbiter shall be limited to correcting mathematical errors and determining whether the items and amounts in dispute were determined in accordance with the Accounting Principles and the Estimated Closing Balance Sheet and the Arbiter is not to make any other determination, including any determination as to whether the Target Working Capital or any estimates on the Estimated Closing Balance Sheet are correct, adequate or sufficient In resolving any disputed item, the Arbiter may not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party. The Arbiter shall have exclusive jurisdiction over, and resort to the Arbiter as provided in this Section 1.3(d) shall be the sole recourse and remedy of the Parties against one another or any other Person with respect to, any disputes arising out of or relating to the Post-Closing Balance Sheet or the Final Post-Closing Balance Sheet. The Arbiter’s determination shall be conclusive and binding on all of the Parties and shall be enforceable in a court of law. The fee of the Arbiter shall be borne by the Seller and the Buyer in inverse proportion as they may prevail on the matters resolved by the Arbiter, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Arbiter at the time its determination is rendered on the merits of the matters submitted. The fees and disbursements of the Representatives of each Party incurred in connection with the preparation or review of the Post-Closing Balance Sheet and preparation or review of any notice of objection delivered pursuant to Section 1.3(c), as applicable, shall be borne by such Party.

(e) Final Post-Closing Balance Sheet. The Post-Closing Balance Sheet shall become final and binding upon the Parties upon the earliest of (i) the failure by the Seller to object thereto within the period permitted under, and otherwise in accordance with the requirements of, Section 1.3(c), (ii) the written agreement between the Buyer and the Seller with respect thereto, and (iii) the decision by the Arbiter with respect to disputes under Section 1.3(d). The Post-Closing Balance Sheet, as deemed to be agreed pursuant to clause (i) above, or as adjusted pursuant to the written agreement of the Buyer and the Seller, or the decision of the Arbiter, when final and binding, is referred to herein as the “Final Post-Closing Balance Sheet” and the “Final Closing Adjustment Amount” as reflected on the Final Post-Closing Balance Sheet, shall mean an amount, which may be positive or negative, equal to (A) the Closing Net Working Capital of the Company minus the Target Working Capital plus (B) the Closing Company Cash minus (C) the Closing Company Debt.

(f) Post-Closing Adjustment to the Purchase Price. As soon as practicable (but not more than five (5) Business Days) after the final determination of the Final Post-Closing Balance Sheet in accordance with Section 1.3(e):

(i) the Buyer shall pay or cause to be paid to the Seller, by wire transfer of immediately available funds to the account designated by the Seller in writing, the amount, if any, by which the Final Closing Adjustment Amount as reflected in the Final Post-Closing Balance Sheet is greater than the Estimated Closing Adjustment Amount (and such payment shall result in an immediate upward adjustment to the Purchase Price by such amount); or

(ii) the Seller shall pay or cause to be paid, by wire transfer of immediately available funds to an account designated by the Buyer in writing, the amount, if any, by which the Final Closing Adjustment Amount as reflected in the Final

Post-Closing Balance Sheet is less than the Estimated Closing Adjustment Amount (and such payment shall result in an immediate downward adjustment to the Purchase Price by such amount).

(g) Treatment of Post-Closing Adjustments to Purchase Price. To the extent permitted by Law, any payments made under Section 1.3(f), shall be deemed adjustments to the Purchase Price for United States federal, state and local income Tax purposes.

(h) Exclusive Remedy. Notwithstanding anything to the contrary in this Agreement, this Section 1.3 shall provide the sole and exclusive remedy with respect to any disputes related to, and the calculation of, any post-Closing adjustment to the Purchase Price.

Section 1.4 Withholding. The Buyer shall be entitled to deduct and withhold from the Purchase Price such amounts as the Buyer is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment; provided that the Buyer shall consult with the Seller prior to making any such withholding and shall provide the Seller a reasonable opportunity to deliver forms or take such other actions as will reduce or eliminate the requirement to withhold. To the extent that amounts are so withheld by the Buyer and timely paid to or deposited with the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Seller or other Person otherwise entitled to such payments hereunder.

ARTICLE II

CLOSING AND TERMINATION

Section 2.1 Closing. The closing of the transactions provided herein (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP, 3161 Michelson Drive, Irvine, California 92612 at 10:00 a.m. (Los Angeles time) on the third Business Day following the satisfaction (or waiver, if applicable and permissible) of the conditions set forth in Article VII (other than those conditions that by their terms cannot be satisfied until the Closing) or at such other place, date, and time date as may be mutually agreeable to the Parties (the “Closing Date”).

Section 2.2 Closing Deliverables. (a) At the Closing, the Seller will deliver to the Buyer:

(i) duly executed certificates, in valid form suitable for transfer, registered in the name of the Seller, evidencing the Shares that will be sold by the Seller to the Buyer hereunder, free and clear of all Encumbrances;

(ii) a certificate of good standing of the Company from all states where the Company is qualified or licensed to do business, dated not earlier than ten (10) days prior to the Closing;

(iii) a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that the Seller is not a foreign person within the meaning of Section 1445 of the Code;

(iv) evidence that the Company has complied with Section 6.10;

(v) evidence that, except as set forth on Schedule 2.2(a)(v), all Affiliate Arrangements have been cancelled without any consideration or further liability to any party;

(vi) an executed release agreement between the Company and Bank of America, N.A., evidencing the release of the Company from any obligations under that certain Credit Agreement, dated as of June 26, 2015, among Ducommun Incorporated, certain of its subsidiaries, Bank of America, N.A., as administrative agent, swingline lender and issuing bank, and other lenders party thereto (“Credit Agreement”), and release of related liens, as well as documents providing for the recordation of the releases with the appropriate Governmental Entities, which documents will be filed with the appropriate Governmental Entities immediately after the Closing; and

(vii) each of the certificates and documents contemplated by Section 7.2; and such other instruments and documents, in form and substance reasonably acceptable to the Buyer and the Seller, as may be reasonably necessary to effect the Closing.

(b) At the Closing, the Buyer will deliver to the Seller:

(i) the Closing Amount by wire transfer of immediately available funds in United States dollars to such account as may be designated to the Buyer by the Seller at least two (2) Business Days prior to the applicable payment date;

(ii) each of the certificates and documents contemplated by Section 7.3; and

(iii) such other instruments and documents, in form and substance reasonably acceptable to the Buyer and the Seller, as may be reasonably necessary to effect the Closing.

Section 2.3 Termination. This Agreement may be terminated in writing at any time prior to the Closing:

(a) by the mutual written consent of the Buyer and the Seller;

(b) by the Buyer or the Seller if the Closing shall not have been consummated by the Closing Deadline; provided, however, that the right to terminate this Agreement pursuant to this Section 2.3(b) shall not be available to any Party whose failure to perform any of its obligations under this Agreement results in the failure of the Closing to be consummated by such date;

(c) by the Buyer, if the Seller shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (ii) is incapable of being cured by the Seller or is not cured by the Seller within twenty (20) days following receipt of written notice from the Buyer of such breach or failure to perform; or

(d) by the Seller, if the Buyer shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b), and (ii) is incapable of being cured by the Buyer or is not cured by the Buyer within twenty (20) days or prior to the Closing Deadline, whichever is earlier, following receipt of written notice from the Seller of such breach or failure to perform.

Section 2.4 Effect of Termination. In the event of termination of this Agreement by either the Buyer or the Seller as provided in Section 2.3, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any Party, other than the provisions of this Section 2.4, Section 6.3, Section 6.6, Section 6.11, and Article X, which provisions shall survive such termination, and except to the extent that such termination results from the breach by a Party of any of its representations, warranties, covenants or agreements set forth in this Agreement, in which case such termination shall not relieve any Party of any liability or damages resulting from its breach of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER WITH RESPECT TO THE COMPANY

The Seller hereby represents and warrants that the representations and warranties contained in this Article III are true and correct as of the date of this Agreement and as of the Closing Date, except as set forth on the disclosure schedules (the “Schedules”) corresponding in number to the applicable section of this Article III. The information and disclosures set forth on any particular schedule of such Schedules shall be deemed to be disclosed and incorporated by reference with respect to other schedules of such Schedules only to the extent that the applicability of such information and disclosures to such other schedules is reasonably apparent.

Section 3.1 Organization of the Company; Authority; Due Execution; Qualification.

(a) (i) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Alabama and has all requisite corporate power and authority to own and operate its properties and assets, and to carry on its business as presently conducted; (ii) the Company is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have a material adverse impact on the operations of the Company; (iii) the Company has made available to the Buyer complete and correct copies of (A) its Governing Documents and (B) materially complete and correct minutes of all meetings since January 1, 2010 of the shareholders of the Company, the board of directors of the Company and the committees thereof, including all written consents executed in lieu of the holding of any such meeting; (iv) the Governing Documents so delivered are in full force and effect and the Company is not in violation in any material respect of any of the provisions of its Governing Documents; and (v) Schedule 3.1(a) hereto contains a correct and complete list of each jurisdiction where the Company is qualified or licensed to do business.

(b) No consent, approval or authorization of, notice to, or other filing with, any Governmental Entity, is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except (i) with respect to any Government Contracts (as listed in Schedule 3.20(a)), (ii) for any filings as may be required by any applicable federal or state securities or “blue sky” laws or (iii) as may be necessary as a result of any facts or circumstances relating solely to Buyer or any of its Affiliates.

Section 3.2 No Subsidiary or Equity Investments. The Company does not own, directly or indirectly, or have the power to vote the shares of, any capital stock or other ownership interests of any Person.

Section 3.3 No Violation. The execution, delivery and performance of this Agreement does not, and the consummation of the transactions contemplated hereby will not, (a) constitute or result in a breach or violation of, or a default (with or without notice, lapse of time or both) under, the Company’s Governing Documents, (b) constitute or result in a breach or violation of, or a default (with or without notice, lapse of time or both) under, the acceleration of any obligations under, or the creation of an Encumbrance on any assets of the Company pursuant to any Material Contract, (c) require the Company to give notice to any counterparty to any Material Contract, (d) give any counterparty to any Material Contract a right, pursuant to such Material Contract, to revoke, withdraw, suspend, cancel, or terminate any Material Contract, or (e) constitute or result in a breach or violation of any Law or Permit, except in the cases of clauses (b), (c), (d) or (e), for any such violations, breaches, defaults, failure to provide notice, or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a material adverse impact on the operations of the Company or that arise out of any facts or circumstances relating to Buyer or any of its Affiliates.

Section 3.4 Financial Statements; Undisclosed Liabilities; Dividends and Distributions.

(a) Attached as Schedule 3.4(a) are the following unaudited financial statements of the Company (the “Financial Statements”): (i) the balance sheets of the Company as at December 31, 2013, 2014, and 2015, and (ii) the related statements of profit and loss of the Company for the years then ended. For the purposes of this Agreement, the “Reference Balance Sheet” shall mean the balance sheet of the Company as of December 31, 2015 and “Reference Balance Sheet Date” shall mean December 31, 2015.

(b) The Financial Statements (i) have been prepared as of the dates and for the periods indicated in accordance with the Accounting Principles on a basis consistent with the past practices of the Company, (ii) have been derived from the books and records of the Company, and (iii) fairly present the financial condition of the Company as of such dates; provided, however, that (Y) the Reference Balance Sheet and the related income statements of the Company are preliminary and are subject to normal year-end adjustments and adjustments arising as a result of audit activities, and (Z) no representation or warranty is made in this Section 3.4 as to the adequacy of any reserve reflected on the Financial Statements or the Reference Balance Sheet in respect of any Governmental Audit Matter or any other matter that is the subject of Section 3.20.

(c) The Company has no Company Debt.

(d) The Company does not have any liability or obligation of any nature (whether absolute or contingent, whether liquidated or unliquidated, and whether due or to become due or otherwise) of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, except for (i) liabilities and obligations reflected or reserved against on the Reference Balance Sheet, (ii) Taxes, (iii) liabilities and obligations which have arisen since the Reference Balance Sheet Date in the Ordinary Course of Business or (iv) that are not, individually or in the aggregate, material to the Company.

Section 3.5 Capitalization.

(a) (i) The Company’s authorized and outstanding capital stock is as set forth in Schedule 3.5(a); (ii) all issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable; (iii) no shares are held by the Company as treasury shares; (iv) Schedule 3.5(a) accurately reflects the ownership of all of the issued and outstanding shares of capital stock or other equity interests of the Company; (v) the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company; and (vi) all of the capital stock of the Company has been issued in material compliance with all applicable federal and state securities Laws.

(b) (i) No subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire from the Company any shares of capital stock or other equity interests of the Company is outstanding, (ii) the Company does not have an outstanding obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right, or to issue or distribute to holders of any shares of its capital stock or other equity interests any evidences of indebtedness or assets of the Company, (iii) the Company does not have an outstanding obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or other equity interests or any interest therein or to pay any dividend or to make any other distribution in respect thereof, and (iv) there are no outstanding stock appreciation, phantom stock or similar rights with respect to the Company.

(c) There are no agreements, written or oral, in effect between the Company and any other Person that relate to the holding, voting, or disposition of, or that restrict the transfer of, any shares of capital stock or other equity interests of the Company.

Section 3.6 Litigation. There is no Action pending or, to the Knowledge of the Seller, threatened by or against the Company or any of its material properties or rights (including, to the

Knowledge of the Seller, for condemnation of, or eminent domain with respect to, any of the Real Properties), or seeking to prevent the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator (the foregoing collectively referred to as “Proceedings”) outstanding against the Company or any of its material properties or rights. To the Knowledge of the Seller, (a) there is no investigation pending against the Company by a Governmental Entity with respect to the Company’s business or operations and (b) no events have occurred which are reasonably likely to give rise to a Proceeding against the Company that would result in liability in excess of $75,000 individually or $250,000 in the aggregate. Since January 1, 2010, the Company has not (a) been subject to any Proceeding in which the amount of damages alleged exceeded $75,000 or (b) settled any claim prior to being sued or prosecuted for more than $75,000.

Section 3.7 Personal Property. The Company has good title to, or holds by valid and existing lease or license, all of the tangible personal property that is material to the Company (“Personal Property”) (a) reflected on the Reference Balance Sheet or acquired by the Company after the Reference Balance Sheet Date, except with respect to assets disposed of in the Ordinary Course of Business since such date, and (b) reflected in the books and records of the Company as being owned by the Company, in the case of each of clause (a) and clause (b), free and clear of any Encumbrances except for Permitted Encumbrances.

Section 3.8 Real Property. (a) The Company does not now own, nor has it at any time since January 6, 2006 owned, any real property.

(b) The Company has a valid leasehold interest in all Real Property, other than properties and assets sold or otherwise disposed of in the Ordinary Course of Business, since the Reference Balance Sheet Date, and all such leasehold interests are free and clear of Encumbrances except for Permitted Encumbrances.

(c) Schedule 3.8 lists (i) the street address of each parcel of Real Property, (ii) the landlord under the lease, and (iii) the current use of such Real Property. Other than the Real Property set forth on Schedule 3.8, since January 6, 2006 the Company has not leased, subleased, or operated its business on any property. With respect to leased Real Property, the Seller has delivered or made available to the Buyer true, complete, and correct copies of any leases or subleases, including any amendments thereto, affecting the Real Property. The Company is not a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy, or enjoyment of any leased Real Property. The use and operation of the Real Property in the conduct of the Company’s business as presently conducted does not violate in any material respect (i) any Laws applicable to the Company or (ii) any lease or sublease in respect of such Real Property.

Section 3.9 Tax Matters. (a) All material Tax Returns required to be filed in respect of the Company have been duly and timely filed (taking into account any extension of time to file granted or obtained) and all such Tax Returns are true, correct and complete in all material respects. All material Taxes of the Company, whether or not shown as due on such Tax Returns, have been fully paid when due. The unpaid Taxes of the Company (i) did not exceed any payable or liability for Taxes plus any reserve for Tax liability (other than a reserve for deferred Taxes) in each case as set forth on the face of the Reference Balance Sheet (rather than in any notes thereto) as of the Reference Balance Sheet Date and (ii) do not exceed any such payable or liability for Taxes plus any such reserve as adjusted for the passage of time and ordinary course changes in assets and operating results from the Reference Balance Sheet Date through the Closing Date in accordance with the past custom and practice of the Company.

(b) There are no investigations, Actions or Proceedings currently pending or threatened in writing against the Company by any Governmental Entity for the assessment or collection of Taxes, no claim for the assessment or collection of Taxes has been asserted in writing against the Company, which deficiency has not since been settled, and there are no matters under discussion, audit or appeal between the Company and any Governmental Entity with respect to the assessment or collection of Taxes. There are no Tax liens on any of the assets of the Company other than Permitted Encumbrances. No power of attorney has been granted by or with respect to the Company with respect to any matter relating to Taxes that is currently in force. The Company has not participated in a transaction that is described as a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1). During the last three years, the Company has not constituted either a “distributing corporation” or a “controlled corporation” in any transaction intending to qualify under Code Section 355. The Company is not subject to any Action or Proceeding of a Governmental Entity imposing on the Company any obligations or liabilities with respect to another Person’s Taxes. The Company has not been notified of any delinquent Taxes for which the liability remains unsatisfied.

(c) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Closing Date;

(iii) adjustment relating to the timing of income, deductions, losses or credits of the Company made in writing by any Governmental Entity in any completed audit or examination; or

(iv) prepaid amount received on or prior to the Closing Date.

(d) The Company has withheld or deducted all Taxes or other amounts from payments to independent contractors, Employees or other Persons required to be so withheld or deducted, and has timely paid over such Taxes or other amounts to the appropriate Governmental Entity to the extent due and payable.

(e) The Company has not requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time (except for any automatic extension) within which (i) to file any Tax Return covering any Taxes for which it is or may be liable, (ii) to file any elections, designations or similar filings relating to Taxes for which it is or may be liable, (iii) it is required to pay or remit any Taxes or amounts on account of Taxes, or (iv) any Governmental Entity may assess or collect Taxes for which it is or may be liable, in each case other than any agreements, arrangements, or waivers that are no longer in effect. Except with respect to any affiliated, combined, consolidated, unitary, or other group that includes the Seller or one or more of its subsidiaries (a “Tax Group”), the Company (x) has never been a member of any “affiliated group” (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return, (y) has no liability for the Taxes of any Person under Treasury Regulation §1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise and (z) has not entered into any written agreement with, or provided any undertaking to, any Person by reason of which the Company has assumed liability for the payment of Taxes owing by another Person, or has or may be liable for another Person’s Taxes other than customary indemnification obligations contained in commercial agreements not principally related to Taxes (including credit or other commercial lending agreements, employment agreements or arrangements with landlords, lessors, customers and vendors).

(f) Set forth in Schedule 3.9(f) hereto is a list of the most recent examinations and audits by Governmental Entities for each Tax for which the Company has been audited during the last five (5) years. The Company has provided to the Buyer true and complete copies of the final reports and notices of assessment of the relevant Governmental Entity for each such examination or audit showing the adjustments proposed and the basis asserted therefor.

(g) No claim has been made since January 6, 2006 in writing by a Governmental Entity in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation in that jurisdiction. The Company is not resident for Tax purposes, nor does it have any operations or a permanent establishment, outside of the United States.

The representations and warranties contained in this Section 3.9 and Section 3.11 are the only representations and warranties with respect to Taxes.

Section 3.10 Employees and Independent Contractors. (a) Schedule 3.10(a)(i) hereto sets forth a list of the name, work location, title, level of security clearance, annual base salary (or wage rate) as of December 31, 2015, 2015 cash bonus target, 2015 cash bonus received or accrued as of the Reference Balance Sheet Date, commission rate as of December 31, 2015, date of hire, and credited service with respect to each present employee of the Company (each, an “Employee”). As of the date hereof, no Employee is absent from work on disability leave, extended leave of absence or receiving workers’ compensation benefits. Schedule 3.10(a)(ii) contains a list of all individuals who are independent contractors (receiving a Form 1099 from the Company) who currently provide services for the Company (each, an “Independent Contractor”) and sets forth for each Independent Contractor the work location, level of security clearance, fee schedule and the total amount of all fees paid or accrued for services provided during 2015 as of the Reference Balance Sheet Date; and the applicable term for which services are being provided. All Employees and Independent Contractors classified as exempt under the Fair Labor Standards Act of 1938, as amended, and state and local wage hour laws are properly classified.

(b) The Company has provided or made available to the Buyer its standard forms of offer letter covering Employees. All Employees are party to an offer letter substantially in the forms provided or the actual offer letter provided. All Employees are employed on at-will basis. The Company has provided or made available to the Buyer its consultant agreement template used with respect to independent contractors (receiving a Form 1099 from the Company) when they are retained. All independent contractors (receiving a Form 1099 from the Company), when retained, become party to a consultant agreement substantially in the form provided. Such form provides for termination upon thirty (30) days’ written notice by either party, and includes confidentiality, indemnification, and non-competition agreements.

(c) To the Knowledge of the Seller, since January 6, 2006, no third party has claimed, in a writing addressed to the Seller, that any Employee (i) has violated any of the terms or conditions of his or her employment, non-competition, non-solicitation or non-disclosure agreement with such third party, (ii) has disclosed or utilized any trade secret or proprietary information or documentation of such third party, or (iii) has interfered in the employment relationship between such third party and any of its present or former employees.

(d) No Employees are working outside the United States (except on short-term business trips in compliance with applicable Laws) or in the United States under a visa.

(e) The Company is not a party to or otherwise bound by any collective bargaining agreement, Contract or other agreement with a labor union or labor organization or any local subdivision thereof or extension order, nor is any collective bargaining or labor Contract currently being negotiated by the Company, nor is the Company subject to an application or election regarding the acquiring of bargaining rights by any labor union or labor organization, nor is the Company the subject of any Proceeding asserting that it has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization, nor is there pending or, to the Knowledge of the Seller, threatened, any labor strike, walkout, work stoppage, slowdown or lockout involving the Company. There is no current union organizing activity that would affect the Company among any of the Employees or any union representative petition pending or, to the Knowledge of the Seller, threatened.

(f) With respect to the Employees and the former and prospective employees of the Company, the Company is in compliance in all material respects with all applicable Laws concerning employment and employment practices and independent contractor arrangements, including without limitation with respect to termination of employment, discrimination and harassment in employment (relating to any protected category), workers’ compensation, wages, hours of work, occupational safety and health, and immigration matters. Except for workers’ compensation actions, there is no Action pending or, to the Knowledge of the Seller, threatened against the Company relating to its employment practices, or any applicable employment related Laws.

(g) The Company has paid in full, or has accrued on its books and records in accordance with GAAP, all of the wages due to be paid to all of the Employees and former employees of the Company.

Section 3.11 Employee Benefits. (a) Each plan, program, policy, agreement, or arrangement sponsored, maintained or contributed to by the Company, whether written or unwritten, providing to any current or former employee, director, officer, consultant or agent of the Company:

(i) bonus, incentive, commission, fee, director compensation, stock option, stock purchase, stock appreciation right, equity interest or “phantom equity” interest in the Company, incentive compensation, deferred compensation, vacation entitlement, holiday, sick leave, personal leave, employment, consultant, change-in-control, retention, severance, unemployment compensation or other compensation or benefits;

(ii) retirement, profit-sharing, supplementary retirement, excess benefit, savings or similar benefits; or

(iii) life insurance, accident insurance, workers’ compensation, health, welfare, cafeteria, disability, travel, hospitalization, medical, dental, dependent care, long-term nursing care, legal, counseling, eye care, fringe benefits, tuition benefits, employee assistance or other similar benefits;

(hereafter, each a “Compensation and Benefit Plan” or, collectively, the “Compensation and Benefit Plans”) is listed on Schedule 3.11(a). Schedule 3.11(a) shall also list each plan, program, policy, agreement, or arrangement sponsored, maintained, or contributed to by an Affiliate, whether written or unwritten, providing to an employee of the Company any of the benefits identified in clauses (i), (ii), or (iii) of the preceding sentence.

(b) For each plan, program, policy, agreement, and arrangement listed on Schedule 3.11(a), true and complete copies of the following documents (to the extent applicable) have been made available to the Buyer: (i) written plan documents (or, if there is no written plan document, then a description of its terms) and any amendments thereto which have been adopted since the inception of such Compensation and Benefit Plan; (ii) summary plan description together with each summary of material modification required under ERISA with respect to such Compensation and Benefit Plan; (iii) any trust agreement, insurance contract, or other funding agreement with respect to each funded or insured Compensation and Benefit Plan; (iv) the Form 5500 annual report for the last year, including all attachments, filed with the U.S. Department of Labor; (v) the most current actuarial valuation or financial statement; and (vi) the most recent IRS determination letter or opinion letter for all plans intended to be qualified under the Code.

(c) All of the Compensation and Benefit Plans are in all material respects in compliance with and have been maintained and administered in accordance with their terms and all applicable Laws, including but not limited to the Code and ERISA. All payments and contributions by the Company, or any ERISA Affiliate (as defined below) thereof, required by any Compensation and Benefit Plan, by any collective bargaining agreement, or by applicable Law (including all employee and employer contributions, insurance premiums, or intercompany charges) have been timely made. All unpaid amounts attributable to any such Compensation and Benefit Plan for any period prior to the Closing Date are accrued on the Company’s books and records in accordance with GAAP.

(d) Each Compensation and Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA and intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or in the case of a master or prototype plan, a favorable opinion letter on which it can rely) as to its qualification under the Code and, in each case, nothing has occurred that would reasonably be expected to adversely affect such determination or opinion or cause such Compensation and Benefit Plan to lose its tax-exempt status.

(e) Neither the Company nor any other organization that is a member of the same “controlled group” as the Company (within the meaning of Sections 414(b), (c), (m) or (o) of the Code; such entity, an “ERISA Affiliate”) maintains or contributes to (or has maintained or contributed to in the last six (6) years) any (i) employee pension benefit plan subject to Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) “multiple employer plan” (within the meaning of Section 413(c) of the Code), or (iv) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) With respect to each applicable Compensation and Benefit Plan: (i) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred; (ii) there are no material Actions pending, or, to the Knowledge of the Seller, threatened (other than routine claims for benefits) against any such Compensation and Benefit Plan or fiduciary thereto or against the assets of any such Compensation and Benefit Plan; (iii) there are no Actions pending or, to the Knowledge of the Seller, threatened by any Governmental Entity with respect to any such Compensation and Benefit Plan; and (iv) there has been no breach of fiduciary duty (including violations under Part 4 of Title I of ERISA) which has resulted or could result in a material liability to the Company, its ERISA Affiliates or any of their respective employees.

(g) None of the Compensation and Benefit Plans provide health, life or other coverage for former directors, officers or employees (or any spouse or former spouse or other dependent thereof), other than benefits required by Section 4980B of the Code, Part 6 of Title of ERISA, or similar provisions of state law.

(h) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (i) entitle any Person to a payment (including severance, unemployment compensation, golden parachute payment, bonus or otherwise), or (ii) accelerate the time of payment or vesting or trigger any payment of compensation or benefits or forgiveness of indebtedness under, increase the amount payable under or trigger any other obligation pursuant to any of the Compensation and Benefit Plans.

(i) Each portion of a Compensation and Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has since January 1, 2005 been operated and maintained in compliance with the rules of Section 409A of the Code and the Internal Revenue Service guidance issued thereunder.

(j) The consummation of the transactions contemplated by this Agreement will not (either along with or upon the occurrence of any additional or subsequent events) result in a nondeductible expense to the Company or any ERISA Affiliate pursuant to Section 280G of the Code (without regard to Section 280G(b)(4) or 280G(b)(5)) or an excise tax to any employee of the Company pursuant to Section 4999 of the Code. There is no written or unwritten agreement, plan, arrangement, or other Contract by which the Company or any of its ERISA Affiliates are bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

Section 3.12 Intellectual Property. (a) The Company owns all right, title, and interest in and to the Owned Intellectual Property that is material to the business of the Company as currently conducted, free and clear of all Encumbrances other than Permitted Encumbrances, and has a valid and subsisting right to use the Licensed Intellectual Property. To the Knowledge of the Seller, the Owned Intellectual Property and the Licensed Intellectual Property comprise all of the Intellectual Property that is necessary for the Company’s current business and operations. Schedule 3.12(a)(i) sets forth true and complete lists of all Registered Intellectual Property and applications thereto included in the Owned Intellectual Property and Schedule 3.12(a)(ii) sets forth a summary of any other technologies and Intellectual Property that are material to the business of the Company as currently conducted (collectively, the “Scheduled Intellectual Property”). None of the Scheduled Intellectual Property is subject to any outstanding order, ruling, decree, judgment, or stipulation to which the Company is or has been made a party.

(b) Except for the Contracts disclosed (or not required to be disclosed) pursuant to Section 3.19(a)(x)(B), there are no agreements or arrangements (i) pursuant to which any of the Owned Intellectual Property has been licensed to, or otherwise authorized to be used by, any Person other than the Company (including by way of any license agreement, non-assertion agreement, settlement agreement, or otherwise), or (ii) that limit the Company’s rights to use any of the Owned Intellectual Property that is material to the business of the Company as currently conducted (including by way of any license agreement, non-assertion agreement, settlement agreement, or otherwise).

(c) To the Knowledge of the Seller, neither the conduct by the Company nor any activity of the Company infringes upon, misappropriates, or violates the Intellectual Property rights of any other Person. No Action is pending or, to the Knowledge of the Seller, threatened in the eighteen (18) months prior to the date hereof, which (i) challenges the rights of the Company in respect of any Owned Intellectual Property or, to the Knowledge of the Seller, Licensed Intellectual Property or (ii) asserts that the Company is infringing, misappropriating, or otherwise in conflict with, or is required to pay any royalty, license fee, charge, or other amount with regard to, any Intellectual Property. This Agreement shall not adversely affect or terminate or enable a third party to terminate any agreement relating to Licensed Intellectual Property.

(d) To the Knowledge of the Seller, no Person is infringing upon the rights of the Company in, or misappropriating the subject matter of, any Owned Intellectual Property in any material manner.

(e) Each item of Owned Intellectual Property that is Registered Intellectual Property (i) is subsisting, and to the Knowledge of the Seller, valid and enforceable and (ii) has been duly maintained, including the timely payment of all necessary registration, maintenance, and renewal fees finally due prior to the Closing Date, and all necessary documents and certificates finally due prior to the Closing Date to maintain such Owned Intellectual Property have been timely filed with the relevant patent, copyright, trademark, or other Governmental Entities and authorized registrars.

(f) No Mark comprised within the Owned Intellectual Property has been since January 1, 2013 or is now the subject of any opposition or cancellation Proceeding, and, to the Knowledge of the Seller, no such Proceeding has been threatened or alleged.

(g) All material Owned Intellectual Property that is used in the business of the Company as currently conducted, and that was created by employees, independent contractors and consultants for the Company within the scope of their employment or engagement, is owned by the Company either by operation of law or pursuant to a written agreement.

(h) The Company has taken reasonable security measures to protect the secrecy and confidentiality of all Intellectual Property owned, used, or held for use by the Company in the operation of the business of the Company as currently conducted, including, without limitation, requiring each Employee and consultant with access to any confidential Intellectual Property of the Company or other confidential information of the Company who does not otherwise have a duty of confidentiality, and any other Person provided access by the Company to confidential Intellectual Property of the Company or other confidential information of the Company who does not otherwise have a duty of confidentiality, to execute a binding confidentiality agreement and, to the Knowledge of the Seller, there has not been any breach by any party to such confidentiality agreements.

(i) No Open Source Software has been incorporated into any proprietary Software of the Company that would in any way (i) diminish or transfer to a third party the rights of any Owned Intellectual Property, including without limitation by resulting in Buyer being contractually bound to offer a patent license, release, or to waive patent claims, (ii) create an obligation to make available to third parties any source code for any proprietary software or application of the Company, or (iii) infringe, misappropriate or otherwise violate any open source licensing agreements.

Section 3.13 Privacy. (a) The Company has complied at all times and in all material respects with all applicable legal requirements pertaining to obtaining, storing, using, disclosing or transmitting User Data. To the Knowledge of the Seller, there has been no loss of, theft of, or unauthorized or illegal use of, or access to any of the data in any of the Company’s databases containing User Data.

(b) The Company has at all times complied with Laws relating to customer personal information and tracking of customer data, and, since January 1, 2010, the Company has not received any written communication claiming that the Company is in non-compliance in any material respect with data protection legislation, regulation or Permits.

(c) The Company has not been charged with any violation of any data protection, privacy, or marketing Law or regulation. A privacy statement regarding the collection, use, distribution, and transfer of personal information of individuals, including, without limitation, from visitors of any website of the Company (a “Privacy Statement”) is posted and is accessible to individuals at all times on such websites and such Privacy Statement is accurate and consistent with the actual practices of the Company with respect to the collection, use, distribution, and transfer of personal information. The Company has implemented commercially reasonable technological and procedural measures to protect personal information collected from individuals from loss, theft, and unauthorized access or disclosure.

Section 3.14 Absence of Certain Changes. Except for actions required or expressly permitted by this Agreement, since the Reference Balance Sheet Date, the Company has conducted its business only in, and has not engaged in any transaction other than according to, the Ordinary Course of Business, and there has not occurred: (a) any Material Adverse Effect; (b) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company, whether or not covered by insurance; (c) any transfer, assignment, sale, or other disposition of any material asset or property owned or leased by the Company, including Intellectual Property; (d) other than cash payments or distributions to Seller, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) in respect of the Company’s capital stock or equity interests (including the Shares) or repurchase, redemption or other reacquisition of any shares of capital stock or equity interests (including the Shares) or other securities of the Company, nor has the Company agreed to do any of the foregoing; (e) any material increase in the compensation payable or that could become payable by the Company other than in the Ordinary Course of Business to any managers, directors, officers, Employees or consultants of the Company nor has there occurred any adoption, amendment or termination of any of its Compensation and Benefit Plans, except as required under any existing Compensation and Benefit Plans, by Law or in the Ordinary Course of Business, or (f) any agreement or commitment to take any of the actions referred to in clauses (c), (d), or (e) above.

Section 3.15 Insurance. Schedule 3.15 hereto sets forth the policies of insurance presently in force covering the Company, including, without restricting the generality of the foregoing, those covering public and product liability, personnel, properties, buildings, machinery, equipment, furniture, fixtures and operations, specifying with respect to each such policy, the name of the insurer, type of coverage, and annual premium. The insurance policies set forth on Schedule 3.15 hereto are in full force and effect, all premiums with respect thereto have been paid, and no written notice of cancellation or termination has been received with respect to any such policy.

Section 3.16 Compliance with Laws; Permits.

(a) Since January 1, 2010 (except, in the case of matters that may be audited by a Governmental Entity, since January 1, 2008), the business of the Company has not been, and is not being, conducted in violation in any material respect of any law, ordinance, regulation, rule, treaty, judgment, order (whether temporary, preliminary or permanent), decree, arbitration award, license or Permit of any Governmental Entity (collectively, “Laws”). The Company has not received any written notice of any material noncompliance with any Laws that has not been cured as of the date hereof.

(b) The Company has in effect all material approvals, authorizations, certificates, filings, franchises, consents, licenses, notices, registrations and permits of or with all

Governmental Entities, including facility clearances necessary for it to own, lease or operate its properties and other assets and to carry on its business and operations as presently conducted (collectively, the “Permits”). The Company is not currently in default or violation in any material respect of any of the Permits.

(c) Neither the Seller nor the Company is in violation in any material respect of any Anti-Terrorism Law.

(d) None of the Seller, the Company, or, to the Knowledge of the Seller, any of their respective directors, officers, employees or Affiliates (i) is a Sanctioned Person or (ii) is in violation of AML Laws, Anti-Corruption Laws, or Sanctions. No use of proceeds or other transaction contemplated by this Agreement will cause a violation of AML Laws, Anti-Corruption Laws, or applicable Sanctions by any Person participating in the transactions contemplated by this Agreement. The Seller and the Company represent that neither the Seller nor the Company has engaged in or intends to engage in any dealings or transactions with, or for the benefit of, any Sanctioned Person or with or in any Sanctioned Country.

(e) This Section 3.16 shall not apply to Tax Matters, Intellectual Property, Privacy, or Environmental Matters as such matters are exclusively addressed in Sections 3.9, 3.12, 3.13, and 3.17, respectively.

Section 3.17 Environmental Matters. (a) The Company has not received since January 6, 2006 any written notice from a Governmental Entity or other third party that alleges that it is in violation of any Environmental Law or has any liability arising under Environmental Law, including, but not limited to, any investigatory, remedial, or corrective action obligation;

(b) since January 6, 2006, there has been no unpermitted release, discharge, disposal, spill, dumping, or emission by the Company or, to the Knowledge of the Seller any other Person, into the indoor or outdoor environment of any Hazardous Materials at, on, under, or migrating to or from any real property currently or previously owned, operated, or leased by the Company that has or would reasonably be expected to result in material liability or a material obligation of the Company under Environmental Law;

(c) to the Knowledge of the Seller, no Real Property contains any (i) underground storage tanks, (ii) above ground storage tanks, (iii) friable asbestos, or (iv) equipment or materials containing polychlorinated biphenyls;

(d) the Company has delivered or made available to the Buyer complete copies of any material environmental reports, studies, analyses, tests, or monitoring results in the possession or control of the Company pertaining to Hazardous Materials contamination at, on, under, or migrating to or from the real property owned, operated, or leased by the Company at any time since January 6, 2006, or concerning compliance with Environmental Law by the Company;

(e) since January 6, 2006, the Company has complied in all material respects with all applicable Environmental Laws and does not have any material liability under any Environmental Law for any Hazardous Materials disposal or contamination on the properties owned, operated, or leased by the Company at any time; and

(f) the Company does not require any Permits under applicable Environmental Laws to carry on its business and operations as presently conducted. The Company is not currently in material default or violation in any material respect of any of such Permits.

The representations and warranties contained in this Section 3.17 are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws or with respect to any environmental or natural resources matter related to the Company.

Section 3.18 Suppliers and Customers. The relationships of the Company with the suppliers listed on Schedule 3.18 (the “Top Suppliers”) and the top ten (10) customers by revenue on an annual basis for the twelve (12) months ended December 31, 2014 and December 31, 2015 (the “Top Customers”) are reasonably good commercial working relationships and, since December 31, 2013, no Top Customer has terminated, or threatened in writing to terminate, its relationship with the Company.

Section 3.19 Material Contracts and Commitments. (a) Schedule 3.19(a) contains a complete and correct list of each of the following Contracts to which the Company has remaining obligations, or a counterparty has remaining payment obligations, with respect to the respective subject matters set forth below (the contracts on Schedule 3.19(a) being the “Material Contracts”):

(i) Contracts (excluding funding releases) pursuant to which the Company has agreed to provide goods or services to a customer in exchange for more than $500,000 per year;

(ii) Contracts (excluding funding releases) pursuant to which the Company has agreed to purchase goods or services, including computer services and computer hosting services, that provide for payments by the Company of more than $150,000 per year;

(iii) Contracts that include a covenant not to compete or other covenant (but not including any covenants in Government Contracts (including, without limitation, those relating to FAR Subpart 9.5, Organizational and Consultant Conflicts of Interest)) (A) limiting or restricting the development, manufacture, marketing, distribution or sale of any of the products or services of the Company, (B) limiting or restricting the ability of the Company to enter into any market or line of business or to compete with any other Person, or (C) restricting or prohibiting the Company from transacting or engaging in business with any other Person;

(iv) Contracts that contain a “most-favored nation” or “most-favored-customer” clause (i.e., a clause that expressly obligates the Company to provide such customer with the lowest price offered by the Company for such goods or services to similarly situated customers);

(v) Other than any compensation or benefit plan agreements or arrangements, Contracts with any Affiliate of the Company or any current or former manager, director, officer, member or Employee of the Company;

(vi) Contracts for advertising of the Company’s business pursuant to which the Company has agreed to pay more than $10,000 per year for advertising related to the Company’s business;

(vii) Contracts entered into since January 1, 2011 for charitable or political contributions by the Company;

(viii) Contracts for the purchase by the Company of raw materials, supplies or equipment which contain minimum purchase conditions or requirements in excess of $50,000 per year;

(ix) other than pursuant to standard offer packages for employment, employment, consulting, or retention Contracts;

(x) (A) Contracts granting to the Company any right under or with respect to any Intellectual Property owned by a third party, but excluding (i) non-customized commercial off-the-shelf software and (ii) Open Source Software and “freeware” and (B) Contracts under which the Company grants to a third party any rights under or with respect to any Intellectual Property, other than Government Contracts and non-exclusive internal use licenses granted to customers in the Ordinary Course of Business in accordance with the Company’s standard form agreements;

(xi) mortgages, pledges, security agreements, deeds of trust, loan agreements, credit agreements, or indentures;

(xii) Contracts that include title retention agreements, equipment financing obligations or other instruments or agreements relating to Company Debt;

(xiii) Contracts granting an Encumbrance upon any of the material properties or material assets of the Company;

(xiv) leases or subleases in respect of Real Property under which the Company is either the lessor or lessee;

(xv) Contracts (including collective bargaining agreements) with any labor union or association representing employees of the Company;

(xvi) Contracts regarding the release, transportation, or disposal of Hazardous Materials, or the clean-up, or abatement of Hazardous Materials or Environmental Laws (other than purchase orders entered into in the Ordinary Course of Business substantially unrelated to Hazardous Materials or Environmental Laws);

(xvii) Contracts establishing or creating any partnership, alliance, joint venture, limited liability company, or limited liability partnership;

(xviii) Contracts to make any capital expenditures or capital additions or improvements in excess of $40,000 individually or $200,000 in the aggregate;

(xix) Contracts pursuant to which the Company has guaranteed the obligations or indebtedness of any Person (which guarantee obligations are currently in effect);

(xx) Contracts providing for indemnification (which indemnification obligations are currently in effect) of any Person by the Company in which the liability of the Company is reasonably likely to exceed $50,000; and

(xxi) Contracts that include warranty obligations (which warranty obligations are currently in effect) in which the liability of the Company is reasonably likely to exceed $50,000.

(b) Each Material Contract is a valid and binding obligation of the Company, in full force and effect and enforceable against the Company, in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a Proceeding in equity or at law) and an implied covenant of good faith and fair dealing. The Company is not, and to the Seller’s Knowledge, no counterparty to any Material Contract is, in violation in any material respect of, or in default under, any Material Contract. The Company has shown or made available to the Buyer true and complete copies of all Material Contracts, including any amendments thereto.

Section 3.20 Government Contracts. (a) Schedule 3.20(a)(i) lists, by prime contract or subcontract number of the Government Contract, all Government Contracts which have not expired by their terms, under which the Company still has performance obligations, or for which final payment on invoices for direct costs for goods or services has not been received from the relevant Governmental Entity(ies) and for each: (i) the complete name of the other contracting party; (ii) the complete name of the Governmental Entity that is the customer (if different from the contracting party); (iii) for task orders and delivery orders, the name and number of the Government Contract (including any blanket purchase agreement) under which the task order or delivery order was issued; (iv) the date the Government Contract was awarded; (v) the scheduled end date of the Government Contract; (vi) the amount of funding obligated to the Government Contract as of December 31, 2015, as set forth in the Government Contract (including any modifications or amendments thereto); (vii) the funded backlog (defined as the amount set forth in clause (vi) less revenue recorded for the contract as of December 31, 2015) of the Government Contract as of December 31, 2015; and (viii) the name of the Company Employee responsible for the day-to-day administration of each Government Contract. True, accurate and complete copies of all such Government Contracts have been shown or made available to the Buyer prior to the date hereof. Schedule 3.20(a)(ii) lists, by prime contract or subcontract number of the Government Contract, all Government Contracts, other than those identified in Schedule 3.20(a)(i), as to which there may be a future adjustment in price attributable to the finalization of indirect rates and, for each: (i) the complete name of the other contracting party; (ii) the complete name of the Governmental Entity that is the customer (if different from the contracting party); (iii) for task orders and delivery orders, the name and number of the Government Contract

(including any blanket purchase agreement) under which the task order or delivery order was issued; (iv) the date the Government Contract was awarded; (v) the actual end date of the Government Contract; (vi) the amount of funding obligated to the Government Contract as of November 27, 2015; and (vii) the amount of invoices issued and not paid as of November 27, 2015. The representations and warranties set forth in Sections 3.20(b) to 3.20(aa) relate to conduct or activity only since January 1, 2009.

(b) Schedule 3.20(b) lists, by the applicable solicitation name and number, all outstanding Government Bids, and for each: (i) the complete name of the Governmental Entity to which the Government Bid was submitted; (ii) the complete name of the Governmental Entity that is the customer (if different from the contracting party); (iii) for Government Bids for task orders and delivery orders, the name and number of the Government Contract (including any blanket purchase agreement) under which the Government Bid was submitted; (iv) the total price of the Government Bid; (v) the anticipated award date; and (vi) the name of the Company employee responsible for the Government Bid. True, accurate and complete copies of all such outstanding Government Bids have been shown or made available to the Buyer prior to the date hereof.

(c) To the Knowledge of the Seller, no Government Contract or Government Bid is currently the subject of any bid protest.

(d) The Government Contracts and Government Bids constitute valid and binding obligations of the Company and, to the Knowledge of the Seller, of the other party or parties thereto, and are fully enforceable in accordance with their terms.

(e) To the Knowledge of the Seller, the Company has complied in all material respects with all terms and conditions of each Government Contract and the solicitation for each Government Bid, including all clauses, provisions, and requirements incorporated expressly, by reference, or by operation of law therein.

(f) The Company has complied in all material respects with all requirements of all Laws pertaining to each Government Contract, including all such requirements relating to the Service Contract Act, the Davis-Bacon Act, cyber security disclosures, export control, the receipt, retention, and transmission of classified information, and anti-human trafficking.

(g) All representations and certifications executed by the Company pertaining to each Government Contract or Government Bid were complete and correct as of their effective date and the Company has complied in all material respects with all representations and certifications.

(h) The Company has not submitted any materially inaccurate or untruthful cost or pricing data, certification, bid, quote, proposal, invoice, claim, or request for equitable adjustment to a Governmental Entity, prime contractor, subcontractor, vendor, or any other Person relating to any Government Contract or Government Bid.

(i) Neither a Governmental Entity nor any prime contractor, subcontractor, or any other Person has notified the Company in writing nor, to the Knowledge of the Seller, orally that the Company has breached or violated any Law, certification, representation, clause, provision, or requirement pertaining to a Government Contract or Government Bid.

(j) A cancellation, termination for convenience, termination for default, suspension, stop work order, cure notice, or show cause notice is neither currently in effect nor, to the Knowledge of the Seller, being proposed or threatened, pertaining to any Government Contract.

(k) To the Knowledge of the Seller, no option with respect to any Government Contract will not be exercised and no Government Contract will be terminated, cancelled, or will otherwise come to an end prior to the end of its stated term (including all option periods).

(l) All amounts previously charged to or presently carried as chargeable to any cost reimbursable or time and material Government Contract are allowable under such Government Contract pursuant to 48 C.F.R. Part 31.

(m) To the Knowledge of the Seller, neither the Company nor any of the Company’s directors, officers, employees or consultants or agents is or has during the past five (5) years been under administrative, civil, or criminal investigation, indictment or information by any Governmental Entity or subject to any investigation by the Company with respect to any alleged unlawful act or omission arising under or relating to any Government Contract or Government Bid. During the past five (5) years, the Company has not conducted or initiated any internal investigation or made a voluntary or mandatory disclosure to any Governmental Entity with respect to any alleged unlawful act or omission arising under or relating to a Government Contract or Government Bid.

(n) The Company and the Government have executed final incurred cost agreements with respect to direct and indirect costs incurred under the Company’s Government Contracts up through December 31, 2008; and the Company has made all necessary billing adjustments for costs incurred up through December 31, 2008. Schedule 3.20(n)(i) lists all final audit reports (or the most recent draft report if there is no final audit report) issued by a Governmental Entity and received by the Company which pertain to direct and indirect costs incurred after December 31, 2007. The Company has made available to the Buyer correct and complete copies of each such report. Schedule 3.20(n)(ii) lists all open business system reviews or audits conducted by any Governmental Entity pertaining to any incurred cost submission, indirect cost submission, other cost submission, or cost accounting practice of the Company. The Company has made available to the Buyer complete copies of all formal responses to the Governmental Entity(ies) conducting such open audits or reviews.

(o) To the Knowledge of the Seller, there exists (i) no outstanding claims against the Company, either by any Governmental Entity or by any prime contractor, subcontractor, vendor, or other Person, arising under or relating to any Government Contract or Government Bid, (ii) no material delivery, quality or performance issues which may be considered non-compliance with the terms or conditions of a Government Contract or a material breach of a Government Contract, (iii) no material disputes between the Company and any Governmental Entity or between the Company and any prime contractor, subcontractor, vendor, or other Person where the ultimate contracting party is a Governmental Entity, arising under or relating to any Government Contract or Government Bid, which are likely to give rise to a claim, (iv) no circumstances in which the Company or a counterparty to a Government Contract has terminated, cancelled or waived any material term or condition of any Government Contract, (v) no projected schedule or cost overruns on any of the Government Contracts, and (vi) no circumstances in which the Company has an interest in any pending or potential claim against any Governmental Entity or any prime contractor, subcontractor, or vendor arising under or relating to any Government Contract or Government Bid.

(p) No money due to the Company pertaining to any Government Contract has been withheld or set off nor has any claim been made to withhold or set off money and the Company is entitled to all interim or progress payments received with respect thereto, and the Company has not received and, to the Knowledge of the Seller, does not expect to receive, any requests with respect to any Government Contract for equitable adjustment.

(q) (i) The Company is not subject to any active administrative agreement pertaining to its eligibility for the award of Government Contracts, (ii) the Company has not had any communications with any suspending or debarring official of any Governmental Entity regarding the Company’s responsibility, (iii) neither the Company nor any of its directors, officers, Employees, or, to the Knowledge of the Seller, consultants, or agents have been debarred, suspended, or similarly disqualified from participation in the award of Contracts with the United States Government or any other Governmental Entity, nor (iv) to the Knowledge of the Seller are there facts or circumstances that would warrant the institution of suspension, debarment, or other disqualification Proceedings or the finding of non-responsibility or ineligibility as defined by 48 C.F.R. 2.101, on the part of the Company or any director, officer, Employee, consultant or agent of the Company.

(r) The Company has established and maintained the following contractor business systems: Accounting, Earned Value Management, Estimating, Material Management and Accounting (Property Management), and Purchasing, and the Government has not notified the Company of any significant deficiencies, as that term is used in DFARS 252.242-7005.

(s) The practices and procedures used by the Company in estimating costs and pricing proposals and accumulating, recording, segregating, reporting and invoicing costs in connection with a Government Contract or Government Bid are and have been in all material respects in compliance with applicable Laws, including without limitation FAR Part 31 and all applicable Cost Accounting Standards and related regulations, to the extent such requirements are applicable, and no audit by a Governmental Entity (including without limitation Defense Contract Audit Agency), which pertain to costs incurred since January 1, 2009, has questioned such costs or identified any other failure to comply with contractual requirements or applicable Law.

(t) Schedule 3.20(t) contains a complete and correct list of all government-owned property and government-furnished equipment at the Company’s facilities for which the Company is currently required by the terms of its Government Contracts to maintain records, including tooling and test equipment, provided under, necessary to perform the obligations under, or for which the Company is accountable under the Government Contracts. All such government-owned equipment is administered, maintained, identified, tracked, used, managed, accounted for and disposed of by the Company in accordance with a government-approved property management system and is in the condition described therein.

(u) Schedule 3.20(u) contains a complete and correct list and the Company has delivered or made available to the Buyer copies of all past performance evaluations, whether or not negative, including but not limited to Contractor Performance Assessment Report System reports, received by or made accessible to the Company in the last three (3) years.

(v) Except to the extent disclosure thereof is prohibited by applicable Law, Schedule 3.20(v) sets forth a true and complete list of all facility security clearances held by the Company (“Facility Security Clearances”) and all United States Government security clearances held by the officers, Employees, and consultants of the Company (“Personnel Security Clearances”) as of December 31, 2015, including the security classification for all clearances. All such Personnel Security Clearances and Facility Security Clearances are current as of the Closing Date. The Company and, to the Knowledge of the Seller, its officers, Employees, consultants, agents and independent contractors, have complied in all respects with the requirements of the National Industrial Security Program Operating Manual. The Company and any of its subcontractors, possess all requisite Facility Security Clearances, and the Company’s officers, Employees, and consultants and the officers, Employees, and consultants of any of the Company’s subcontractors possess all Personnel Security Clearances required to perform the Company’s Government Contracts as being performed as of the Closing Date.

(w) None of the Government Contracts was based in whole or in part on the Company’s status as a small business or other special status under any of the Small Business Administration’s (“SBA”) government contracts programs. The Company is not claiming eligibility as a small business or other special status under any SBA program with respect to any Government Bid. Schedule 3.20(w) sets forth a complete and correct list of all small business subcontracting plans submitted by the Company pursuant to a Government Contract which has not expired by its terms and under which the Company still has performance obligations. In addition, the Company has delivered or made available to the Buyer copies of all such small business subcontracting plans.

(x) Except for those liens listed on Schedule 3.20(x), made in accordance with 31 U.S.C. § 3727 (as amended), otherwise known as the Assignment of Claims Act, and 41 U.S.C. § 15 (as amended), otherwise known as the Assignment of Contracts Act, the Company has not assigned or otherwise conveyed or transferred, or agreed to assign, convey, or transfer to any Person, any right, title or interest in or to any of the Government Contracts or Government Bids, or any account receivable relating thereto, whether as a security interest or otherwise.

(y) All technical data, computer software and computer software documentation (as those terms are defined under the Federal Acquisition Regulation and its supplemental regulations) developed, delivered, or used under or in connection with the Government Contracts have been properly and sufficiently marked and protected so that no more than the minimum rights or licenses required under applicable regulations and Government Contract terms, if any, have been provided. All disclosures, elections, and notices required by applicable regulations and contract terms to protect ownership of inventions developed, conceived, or first actually reduced to practice under Government Contracts have been made and provided in a timely manner. Schedule 3.20(y) sets forth a complete and correct list of all Intellectual Property asserted by the Company pursuant to a Government Contract set forth in Schedule 3.20(a)(i) or Schedule 3.20(b).

(z) Schedule 3.20(z) sets forth all of the Company’s current contingent fee arrangements relating to its government sales and marketing efforts.

(aa) The Company has not violated any restriction pertaining to Organizational Conflict of Interest (“OCI”), as that term is used in FAR subpart 9.5, and has had in place and complied fully with any OCI mitigation or avoidance plan applicable to any Government Contract. All Government Contracts which have not expired by their terms and under which the Company still has performance obligations and are subject to an OCI mitigation or avoidance plan are listed on Schedule 3.20(aa) and the Seller has delivered, shown, or made available true, accurate, and complete copies of all OCI mitigation or avoidance plans listed on Schedule 3.20(aa) to the Buyer.

Section 3.21 Affiliate Interests. There are no transactions, agreements, obligations, liabilities or Actions (“Affiliate Arrangements”) currently in effect between the Company, on the one hand, and a Person, on the other hand, (i) that is an Affiliate of the Company or (ii) that an Affiliate of the Company, or any member of the immediate family of an Affiliate of the Company, owns more than 10% of the voting equity of such Person. No stockholder, Employee, officer or director of the Company has any material interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of the Company.

Section 3.22 Exclusivity of Representations and Warranties. Neither the Seller nor any of its Affiliates or Representatives is making any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to the Company (including, but not limited to, any relating to financial condition, results of operations, assets or liabilities of the Company), except as expressly set forth in this Article III and the Schedules, and the Seller hereby disclaims any such other representations and warranties.

Section 3.23 Brokers and Finders. Except for KippsDeSanto & Co., the fees, commissions and expenses of which will be paid by the Seller, neither the Seller nor any of the Company’s officers, directors or Employees has employed any broker or finder (a “Broker”) or incurred any liability by or on behalf of the Seller or the Company for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

Section 3.24 No Bank Accounts. The Company does not have any bank or savings accounts, certificates of deposit, or safe deposit boxes.

Section 3.25 Provision of Agreement. The Company has provided a draft of this Agreement dated February 18, 2016 and a draft of the related Schedules dated February 16, 2016, to each of the individuals included in the definition of “Knowledge of the Seller” in Section 9.1.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants that the representations and warranties contained in this Article IV are true and correct as of the date of this Agreement and as of the Closing Date, except as set forth on the Schedules corresponding in number to the applicable section of this Article IV. The information and disclosures set forth on any particular schedule of such Schedules shall be deemed to be disclosed and incorporated by reference with respect to other schedules of such Schedules only to the extent that the applicability of such information and disclosures to such other schedules is reasonably apparent.

Section 4.1 Ownership. The Seller is the legal and beneficial owner of the Shares set forth on Schedule 3.5(a) hereto, free and clear of all Encumbrances except for restrictions on transfer under federal and state securities Laws. Upon the delivery of the Seller’s Shares and Buyer’s payment of the Purchase Price in the manner contemplated under Section 2.2, the Buyer will acquire the beneficial, legal, and valid title to such Shares, free and clear of all Encumbrances except for restrictions on transfer under federal and state securities Laws and Encumbrances created by Buyer.

Section 4.2 Organization and Authority of the Seller. The Seller is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Arizona and has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and constitutes the valid, binding and enforceable obligation of the Seller, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a Proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

Section 4.3 Consents and Approvals. The execution, delivery and performance by the Seller of this Agreement does not and will not require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Entity, except for (i) any filings as may be required under applicable federal or state securities or “blue sky” laws, (ii) filings, consents and approvals or clearances where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Seller of the transactions contemplated by this Agreement, and (iii) as may be necessary as a result of facts or circumstances relating solely to the Buyer or any of its Affiliates.

Section 4.4 Litigation. There are no Proceedings outstanding against or affecting the Seller or any of its properties or rights that would, individually or in the aggregate, prevent or materially delay the consummation by Seller of the transactions contemplated by this Agreement.

Section 4.5 Compliance with Law. The Seller is not in violation of any Law with respect to the ownership of its Shares or that would prevent or materially impair Seller’s ability to consummate the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants that the representations and warranties contained in this Article V are true and correct as of the date of this Agreement and as of the Closing Date, except as set forth on the Buyer disclosure schedules (the “Buyer Schedules”) corresponding in number to the applicable section of this Article V. The information and disclosures set forth on any particular schedule of the Buyer Schedules shall be deemed to be disclosed and incorporated by reference with respect to other schedules of such Buyer Schedules only to the extent that the applicability of such information and disclosures to such other schedules is reasonably apparent.

Section 5.1 Organization of the Buyer; Authority; Due Execution. (a) The Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of California and has all requisite power and authority to own and operate its properties and assets and to carry on its business as presently conducted. The Buyer is qualified to do business and is in good standing as a foreign corporation or other business entity in each jurisdiction where the ownership or operation of its properties or conduct of its business requires such qualification, except where failure to be so qualified or in good standing, when taken together with all other such failures, is not reasonably likely to prevent, materially delay or materially impair the Buyer’s ability to consummate the transactions contemplated by this Agreement.

(b) The Buyer has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Buyer and the consummation by the Buyer of the transactions contemplated hereby have been duly and validly authorized. This Agreement has been duly executed and delivered by the Buyer and constitutes the valid, binding and enforceable obligation of the Buyer, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a Proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

Section 5.2 Government Filings; No Violation. No notices, reports or other filings are required to be made with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Buyer from any Governmental Entity in connection with the execution and delivery of this Agreement by the Buyer and the consummation by the Buyer of the transactions contemplated hereby except (i) any filings as may be required by any applicable federal or state securities or “blue sky” laws and (ii) as may be necessary as a result of facts or circumstances relating solely to Seller and any of its Affiliates. The execution, delivery and performance of this Agreement does not, and the consummation of the transactions contemplated hereby will not, constitute or result in a breach or violation of, or a default (with or without notice, lapse of time or both) under, the Buyer’s Governing Documents.

Section 5.3 Litigation. There are no Proceedings outstanding against or affecting the Buyer or any of its properties or rights that would, individually or in the aggregate, prevent or materially delay the ability of Buyer to consummate the transactions contemplated by this Agreement.

Section 5.4 Compliance with Law. The Buyer is not in violation of any Law that would prevent or materially impair the Buyer’s ability to consummate the transactions contemplated by this Agreement.

Section 5.5 Insurance. The Buyer is covered by employment practices liability insurance (the “Buyer Employment Practices Liability Insurance”) which is in full force and effect, all premiums with respect thereto have been paid, and no written notice of cancelation or termination has been received with respect to such policy.

Section 5.6 Brokers and Finders. The Buyer has not employed any Broker or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

Section 5.7 Financing. The Buyer currently has, and shall have on the Closing Date, sufficient funds to permit the Buyer to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses.

Section 5.8 Investment Intent. The Buyer is acquiring the Shares for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Shares in a manner that would violate the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The Buyer agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such laws. The Buyer is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 5.9 Buyer’s Investigation and Reliance. The Buyer is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and the transactions contemplated hereby, which investigation, review and analysis were conducted by the Buyer together with expert advisors, including legal counsel, that it has engaged for such purpose. The Buyer and its Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and other information that they have requested in connection with their investigation of the Company and the transactions contemplated hereby. None of the Seller, the Company or any of their respective Affiliates or Representatives has made any representation or warranty, express or implied, as to the accuracy or completeness of any information concerning the Company contained herein or made available in connection with the Buyer’s investigation of the Company, except as expressly set forth in this Agreement. The Buyer has not relied and is not relying on any statement, representation or warranty, oral or written, express or implied, made by the Seller, the Company or any of their respective Affiliates or Representatives, except as expressly set forth in Article III, with respect to the representations made by the Seller only with respect to the Company, and in Article IV, with respect to representations made only by the Seller as it to itself. None of the Seller or any of its Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company, including, without limitation, as contained in the Confidential Information Memorandum, dated Fall 2014. The Buyer acknowledges that there are inherent uncertainties in attempting to make such estimates, projections and forecasts and that it takes full responsibility for making its own evaluation of the adequacy and accuracy of any such estimates, projections or forecasts (including the reasonableness of the assumptions underlying any such estimates, projections and forecasts). The Buyer acknowledges that the Buyer shall acquire the Company on an “as is” and “where is” basis, except as expressly set forth in this Agreement. The Buyer acknowledges and agrees that the representations and warranties in Article III and Article IV are the result of arms’ length negotiations between sophisticated parties. Nothing in this Section 5.9 is intended to modify or limit any of the representations or warranties of the Seller set forth in Article III or Article IV.

ARTICLE VI

CERTAIN COVENANTS AND AGREEMENTS OF THE SELLER AND THE BUYER

Section 6.1 Conduct of Business Prior to the Closing Date. From the date of this Agreement until the Closing, the Company shall conduct, and the Seller shall cause the Company to conduct, its business in the Ordinary Course of Business, in compliance in all material respects with applicable Law, and in a manner not representing a new strategic direction for the Company and the Company shall use, and the Seller shall cause the Company to use, its commercially reasonable efforts to maintain satisfactory business relationships with its Top Suppliers, Top Customers and others having material business relationships with it in respect of its business. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement, or with the prior written consent of the Buyer (not to be unreasonably withheld, conditioned or delayed) or as set forth in the corresponding subsections of Schedule 6.1 hereto, from the date hereof until the Closing Date, the Seller shall cause the Company to not:

(a) except for extensions or terminations which automatically occur pursuant to the terms of a Material Contract without any action by the Company or funding amendments or releases to Government Contracts that do not change the negotiated Government Contract value, extend, enter into, amend, modify or terminate any Material Contract that provides for payments to, or from, the Company in excess of $100,000 per year or waive, release or assign any material rights or claims thereunder;

(b) amend or restate the Governing Documents of the Company;

(c) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of the Company;

(d) issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any equity interests or shares of capital stock of any class or series of the Company;

(e) (i) split, combine, subdivide or reclassify its outstanding shares of capital stock or (ii) declare, set aside or pay any dividend or other distribution payable in stock, equity interests or property with respect to its capital stock;

(f) (i) increase the compensation or benefits of any manager, director, officer, consultant or Employee outside the Ordinary Course of Business, except as required under any existing Compensation and Benefit Plan; (ii) enter into (or adopt) any new, or amend any existing, Compensation and Benefit Plan, except as required under any existing Compensation and Benefit Plan or by Law; (iii) make any bonus, commission or incentive compensation payment outside the Ordinary Course of Business, other than as accrued as of the date of this Agreement under an existing Compensation and Benefit Plan; or (iv) except in the Ordinary Course of Business, hire any new employee or retain any new independent contractor;

(g) make or commit to make any charitable or political contribution;

(h) (i) make or change any Tax election or Tax accounting method, (ii) settle any Tax audit, (iii) file any amended Tax Return or (iv) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company;

(i) except in the Ordinary Course of Business or to the extent it would be released at the Closing, (i) incur or assume any debt or issue any debt securities; (ii) assume, guarantee, endorse or otherwise become liable for the obligations of any other Person; or (iii) make or cancel, or waive any material rights with respect to, any loans, advances or capital contributions to, or investments in, any other Person;

(j) take any action that would prevent, or materially delay or impede the consummation of the transaction contemplated hereby; and

(k) agree or commit to do any of the foregoing.

Section 6.2 Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, the Seller and the Buyer shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to cause the conditions set forth in Article VII to be satisfied as promptly as practicable.

Section 6.3 Expenses and Fees. Except as otherwise provided herein, all costs and expenses incurred by the Buyer in connection with this Agreement and the transactions contemplated by this Agreement (including the fees of any Broker) shall be paid by the Buyer and all costs and expenses incurred by the Company or the Seller in connection with this Agreement and the transactions contemplated by this Agreement (including the fees of any Broker) shall be paid by the Seller.

Section 6.4 Access to Information.

(a) Upon reasonable advance written notice, the Company shall, and the Seller shall cause the Company to, afford the Buyer’s Representatives access, under the supervision of Company personnel, during normal business hours and in a manner as to not unreasonably interfere with the operations of the Company, throughout the period prior to the Closing, to the Company’s properties, books, Contracts and records and, during such period, the Company shall, and the Seller shall cause the Company to, furnish as promptly as practicable to Buyer such other information concerning the Company’s business, properties, results of operations and personnel as may reasonably be requested in writing by Buyer, provided that no investigation pursuant to this Section 6.4(a) shall affect or be deemed to modify any representation or warranty made by the Company or the Seller. Notwithstanding anything to the contrary in this Agreement, neither the Seller nor the Company shall be required to disclose any information to the Buyer or its Representatives if the Seller determines, in its sole discretion, that (i) such disclosure would jeopardize any attorney-client or other legal privilege, (ii) such disclosure would contravene any applicable Laws, (iii) such information is pertinent to any litigation in which the Seller, the Company or any of its Affiliates, on the one hand, and the Buyer or any of its Affiliates, on the other hand, are adverse parties, (iv) such information should not be disclosed due to its competitively sensitive nature, or (v) such information relates to any member of any Tax Group other than the Company (which, for the avoidance of doubt shall not include information relating to the income, operations, or assets of the Company on a stand-alone basis); provided, that if information is withheld pursuant to clause (i), (ii), or (iv), the Seller shall provide a list to the Buyer of the information withheld.

(b) Following the Closing, the Company and its Representatives shall within two weeks of the close of (i) any quarterly period of Ducommun Incorporated ending at any time in the two weeks immediately prior to the Closing Date and (ii) the quarter-end occurring at the Closing Date or immediately following the Closing Date (if the quarter does not end on the Closing Date) (A) prepare financial statements and related financial schedules of the Company for such quarterly period or portion thereof with respect to the period in which the Company was owned by the Seller consistent with past reporting requirements and practices of the Company and (B) perform all reconciliations and analyses of the Company’s accounts for such period and provide all supporting data and other information to Ducommun Incorporated and its third party accountants in respect of such period consistent with past reporting requirements and practices of the Company (including, without limitation, a customary representation letter in such form as is reasonably required by the third party accountants and/or Ducommun Incorporated), signed by the individual(s) responsible for the Company’s financial reporting). The Company shall also, and the Buyer shall cause the Company to, afford the Seller and its Representatives (i) access, under the supervision of Company personnel, during normal business hours and in a manner as to not unreasonably interfere with the operations of the Company, with access to the books, properties, records, Contracts and all financial and other information pertaining to the Company pertaining to the period of the Seller’s ownership of the Company, which information is relevant and reasonably necessary, in the reasonable opinion of the Seller, to enable the Seller and its

Affiliates to (A) review the financial statements prepared by the Company and its Representatives, (B) enable Ducommun Incorporated’s third party accountant to audit and/or review the financial statements and data supplied by the Company, (C) comply with the requirements of the rules and regulations of the Securities and Exchange Commission and The New York Stock Exchange, and (D) prepare any registration statement, schedule, proxy statement, report or disclosure statement filed by Ducommun Incorporated with the Securities and Exchange Commission. In furtherance of the foregoing, the Company shall, for a period of six years after the Closing, (i) retain the books and records relating to the Company relating to periods prior to the Closing and (ii) afford the Seller and its Representatives reasonable access (including the right to make, at the Seller’s expense, photocopies), under the supervision of Company personnel, during normal business hours and in a manner as to not unreasonably interfere with the operations of the Company, to such books and records; provided, however, that the Company shall notify the Seller in writing at least thirty (30) days in advance of destroying any such books and records prior to the sixth (6th) anniversary of the Closing Date in order to provide the Seller the opportunity to copy such books and records in accordance with this Section 6.4(b). Notwithstanding the foregoing, the materials prepared by the Company pursuant to this Section 6.4(b) shall not be binding on the Company or the Buyer for purposes of preparation of the Post-Closing Balance Sheet and other materials contemplated by Section 1.3. Any out-of-pocket expenses incurred by the Company or the Buyer in connection with complying with this Section 6.4(b) shall be paid by the Seller; provided, that the Company or the Buyer shall obtain the prior written consent of the Seller to such out-of-pocket expenses prior to the Company or the Buyer incurring them (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.5 Exclusivity. The Seller and the Company shall not, and shall cause each of their respective Affiliates, managers, officers, employees, Representatives or agents not to, directly or indirectly, encourage, solicit, initiate or engage in discussions or negotiations with, or provide any non-public information to, any Person concerning any merger, sale of substantial assets, sale of shares of capital stock, equity interests or similar transactions involving the Company or enter into any agreement with respect thereto except as may be required to comply with the fiduciary duties of the board of directors of the Company or the Seller. The Seller and the Company will promptly communicate to the Buyer the terms of any proposal which it may receive in respect of all such transactions prohibited by the foregoing.

Section 6.6 Public Announcements. The Parties agree that no public release, announcement or any other disclosure concerning any of the transactions contemplated hereby shall be made or issued by any Party without the prior written consent of the Buyer and the Seller (which consent shall not be unreasonably withheld or delayed), except to the extent such release, announcement or disclosure may be required by applicable Law, in which case the Party required to make the release, announcement or disclosure shall allow the Buyer and the Seller reasonable time to comment on such release, announcement or disclosure in advance of such issuance or disclosure.

Section 6.7 Tax Matters. The following provisions (which shall take precedence over any other provision of this Agreement in the event of a conflict) shall govern the allocation of responsibility as among the Buyer, the Seller and the Company for certain Tax matters following the Closing Date:

(a) The Seller shall have responsibility for, and shall pay or cause to be paid when due, any and all Taxes relating to the Company for or relating to any Pre-Closing Tax Period. The Seller shall timely prepare and file or cause to be prepared and filed (i) all Tax Returns of the Company for all Tax periods ending on or before the Closing Date and shall pay the Taxes shown as due on such Tax Returns and (ii) all Tax Returns of the Company for all Tax periods that begin before and end after the Closing (“Straddle Periods”) that are filed on a consolidated, combined, unitary or similar basis. The Buyer shall timely prepare and file or cause to be timely prepared and filed all Straddle Period Tax Returns not described in the previous sentence. The Tax Returns described in the previous two sentences shall be prepared or completed in a manner consistent with prior practice of the Company with respect to Tax Returns concerning the income, properties or operations of the Company, except as otherwise required by Law or regulation or otherwise agreed to in writing by the Parties prior to the filing thereof. Prior to the filing of any Tax Return described in clause (i) of the second sentence of this Section 6.7(a) that was not filed before the Closing Date, the Seller shall provide the Buyer with a substantially final draft of such Tax Return (or in the case of a Tax Group Tax Return, a draft pro forma Tax Return of the Company that reflects its inclusion in the Tax Group, including as appropriate a substantially final draft of any document or form described in Section 6.7(i)) at least fifteen (15) Business Days prior to the due date for such Tax Return. The Buyer shall notify the Seller of any objections that the Buyer may have to any items set forth in any such draft Tax Return (or draft pro forma Tax Return), and the Buyer and the Seller shall agree to consult and resolve in good faith any such objection and to mutually consent to the filing of such Tax Return (including the Tax Group Tax Return that would reflect the draft pro forma Tax Return), Prior to the filing of any Straddle Period Tax Return, the preparing Party shall provide the other Party with a substantially final draft of such Straddle Period Tax Return (or, in the case of a Tax Group Straddle Period Tax Return prepared by the Seller, a draft pro forma Straddle Period Tax Return of the Company that reflects its inclusion in the Tax Group) at least fifteen (15) Business Days prior to the due date for such Tax Return, including an allocation of pre- and post-Closing Straddle Period Taxes in accordance with Section 6.7(b). The other Party shall promptly notify the preparing Party of any objections that the other Party may have to any items set forth in any such draft Straddle Period Tax Return (or draft pro forma Straddle Period Tax Return) or allocation of Straddle Period Taxes, and the Buyer and the Seller shall agree to consult and attempt to resolve in good faith any such objection. If the Parties are unable to resolve a dispute regarding any Tax Returns (or allocation of Straddle Period Taxes) as described in this Section 6.7(a) within a ten (10) Business Day period, the Parties shall retain the services of an accounting firm having a national reputation that is acceptable to the Buyer and the Seller to resolve the dispute with such resolution being final and binding upon the Parties. Upon resolution of all such disputes, the relevant Tax Return shall be timely filed on that basis, provided that no Party shall be required to file any Tax Return after its due date (taking into account extensions). The cost of such accounting firm shall be borne one-half by the Buyer and one-half by the Seller. With respect to any Straddle Period Tax Return, the Seller shall be liable for any Taxes allocated to the portion of the Straddle Period ending on the Closing Date, and the Buyer shall be liable for any Taxes allocated to the period beginning after the Closing Date, and each of the Buyer and the Seller agrees to pay its share of Straddle Period Taxes to the other Party at least two (2) Business Days prior to the filing of any such Straddle Period Tax Return.

(b) To the extent permitted by applicable Law, the Parties shall cause the taxable year of the Company to end for applicable federal and state income tax purposes on the

Closing Date. In the case of any Straddle Period: (i) any real, personal and intangible property Taxes or other similar Taxes (not including Taxes based on income or receipts or other Taxes imposed with respect to particular transactions rather than the passage of time) attributable to the portion of the Straddle Period ending on the Closing Date shall be equal to the amount of such Taxes for such entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the period prior to and including the Closing Date and the denominator of which is the number of days in the Straddle Period; and (ii) all other Taxes attributable to the portion of the Straddle Period ending on the Closing Date shall be determined based on an actual closing of the books used to calculate such Taxes as if such Tax period ended as of the close of business on the Closing Date. In the case of clause (ii), exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions computed as if the Closing Date was the last day of the Straddle Period) shall be allocated between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period thereafter in proportion to the number of days in each such portion.

(c) Except as provided in Section 6.7(d), after the Closing Date, the Buyer shall have the exclusive right to represent the interests of the Company in any and all Tax audits, assessments or administrative or court Proceedings relating to Tax Returns for all taxable periods ending on or before the Closing Date and for all Straddle Periods; provided, however, that the Seller shall have the right to participate in any such audit, assessment or Proceeding and to employ counsel of its choice (which counsel shall be reasonably acceptable to the Buyer) for purposes of such participation to the extent that any such audit, assessment or Proceeding would result in an indemnity payment by the Seller pursuant to Section 8.1(a) or that would adversely affect any Tax refunds or credits to which the Seller is entitled under Section 6.7(j). In the event that the Buyer proposes to compromise or settle any Tax claim, or consent or agree to any Tax liability, relating to the Company for any taxable period ending on or before the Closing Date or for any Straddle Period, the Seller shall have the right to review such proposed compromise, settlement, consent or agreement. Without the prior written consent of the Seller, which shall not be unreasonably withheld or delayed, the Buyer shall not agree or consent to compromise or settle any issue or claim arising in any such audit, assessment or Proceeding, or otherwise agree to or consent to any Tax liability, to the extent that any such compromise, settlement, consent or agreement would result in an indemnity payment by the Seller pursuant to Section 8.1(a).

(d) After the Closing Date, the Seller shall have the exclusive right to represent the interests of the Company in any and all Tax audits, assessments or administrative or court Proceedings relating to Tax Group Tax Returns for taxable periods (or portions thereof) ending on or before the Closing Date; provided, however, that the Buyer shall have the right to participate in any such audit, assessment or Proceeding and to employ counsel of its choice (which counsel shall be reasonably acceptable to the Seller) for purposes of such participation to the extent that any such audit, assessment or Proceeding would result in an adverse effect on the Company or Buyer (or any of their Affiliates) for any period of time after the Closing. In the event that the Seller proposes to compromise or settle any Tax claim, or consent or agree to any Tax liability, relating to the Company for any taxable period ending on or before the Closing Date, the Buyer shall have the right to review such proposed compromise, settlement, consent or agreement. Without the prior written consent of the Buyer, which shall not be unreasonably withheld or delayed, the Seller shall not agree or consent to compromise or settle any issue or claim arising in any such audit, assessment or Proceeding, or otherwise agree to or consent to any Tax liability, to the extent that any such compromise, settlement, consent or agreement would result in an adverse effect on the Company or Buyer (or any of their Affiliates) for any period of time after the Closing.

(e) The Seller agrees to notify the Buyer promptly, in all events within five (5) Business Days, in writing upon receipt by the Seller, or any Affiliate of the Seller, of notice of any pending or threatened Tax audits, assessments or administrative or court Proceedings relating to the income, properties or operations of the Company. The Buyer agrees to notify the Seller promptly, in all events within five (5) Business Days, in writing upon receipt by the Buyer, or any Affiliate of the Buyer, of notice of any pending or threatened Tax audits, assessments or administrative or court Proceedings relating to the income, properties or operations of the Company for any Pre-Closing Tax Period or Straddle Period or that would adversely affect Tax refunds or credits to which the Seller is entitled under Section 6.7(j).

(f) After the Closing Date, the Buyer and the Seller agree to provide each other with such cooperation and information relating to the Company as the other Party may reasonably request in (i) filing any Tax Return, amended Tax Return or other Tax filing or claim for refund of Taxes, (ii) determining any Tax liability or right to refund or credit of Taxes, (iii) conducting or defending any audit or other Proceeding in respect of Taxes, or (iv) effectuating the terms of this Agreement. Notwithstanding the foregoing, no Party shall be unreasonably required to prepare any document, or determine any information, not then in its possession in response to a request under this Section 6.7(f).

(g) All Tax sharing agreements or similar agreements with respect to or involving the Company shall be terminated as of the Closing Date with respect to the Company and, from and after the Closing Date, the Company shall not be obligated to make any payment to any Person pursuant to any such agreement or arrangement, and all other rights and obligations resulting from any such agreement or arrangement shall cease.

(h) The Buyer, on the one hand, and the Seller on the other, shall share equally and be equally liable for, and shall cooperate to pay when due, any transfer, gains, documentary, sales, use, registration, stamp, value-added or other similar Taxes payable by reason of the transactions contemplated under this Agreement (“Transfer Taxes”), and shall cooperate to file all necessary returns, reports or other filings with respect to all such Taxes.

(i) The Seller shall (and shall cause any required member of any Tax Group to) make (A) an election pursuant to Treas. Reg. Section 1.1502-36(d)(6) (in the form and manner prescribed by Treas. Reg. Section 1.1502-36(e)(5)) and (B) any similar state, local or foreign tax elections as reasonably determined by the Buyer that are required or appropriate to effectuate the intent of this Section 6.7(i), in the case of each of clause (A) and (B), with respect to the sale of the Shares pursuant to this Agreement. Such election or elections shall reduce or avoid, to the maximum extent possible, attribute reduction (as described in Treas. Reg. Section 1.1502-36(d)(6)(i)) as agreed by the Seller and the Buyer in respect of the adjusted basis for federal income tax purposes, calculated pursuant to Code Sections 197(a) and 1011(a) and Treasury Regulation 1.197-2(f)(1)(ii), of the Code Section 197 intangibles as reflected on Schedule 8.1(a)(v),and any state, local and foreign equivalents. The Seller and the Buyer shall agree to the form and content of such election or elections prior to the filing thereof. The Seller shall file any documents or forms and make any necessary disclosures under applicable Law to effectuate such elections and shall provide the Buyer with copies of such elections within five (5) Business Days of filing.

(j) Any Taxes of the Company relating to any Tax period (or portion thereof, including a portion of a Straddle Period) ending on or prior to the Closing Date that are (i) paid by the Seller or its Affiliates and (ii) refunded or credited to the Company, the Buyer or its Affiliates (other than as a result of the carryback of any loss accrued in a Tax period (or portion thereof, including a portion of a Straddle Period) ending after the Closing Date) shall be promptly paid over to the Seller (net of any Taxes or other costs incurred by the Company, the Buyer or its Affiliates in obtaining such refund or credit or in receipt thereof). At the written request of the Seller to make a claim for an amount that would be paid over to the Seller pursuant to the previous sentence with a Governmental Entity, and upon a determination by the Buyer that such claim is “more likely than not” of success under applicable Tax Law (which determination shall be made by the Buyer in a reasonable manner), the Buyer shall cooperate with the Seller at the Seller’s expense in connection therewith, including the preparation of any Tax Return that is required to be filed by the Company; provided, however, that if the filing of such a claim would have an adverse effect on the Tax liability of the Company for a Tax period (or portion thereof, including a portion of a Straddle Period) ending after the Closing Date, the Seller shall not be entitled to require such claim to be filed without the prior written consent of the Buyer. Except as specifically provided in this subsection (j), the Buyer shall not amend any Tax Returns of the Company relating to a taxable period ending on or before the Closing Date or any Straddle Period without the prior written consent of Seller.

(k) The Seller shall provide the Buyer with (i) a true and complete copy of IRS Form 8883, Asset Allocation Statement under Section 338, filed with the IRS for the taxable year of the acquisition of the Company by the Seller and (ii) true and complete copies of any and all IRS Forms 8883 for taxable years subsequent to the year of acquisition of the Company by the Seller filed with the IRS to reflect and report any purchase price adjustments that would have impacted the basis in the Code Section 197 intangibles of the Company, in each case including true and complete copies of the equivalent filings and amounts for all relevant state and local tax purposes.

Section 6.8 Buyer Employee Benefit Plans. (a) For a period of six (6) months following the Closing, Buyer shall provide Employees with base salaries equal to or greater than those provided to such Employees immediately prior to the Closing. Effective on or as soon as practicable after the Closing Date and in accordance with the terms of the Buyer’s benefit plans listed on Schedule 6.8 (the “Buyer’s Plans”), the Buyer shall provide the Employees with coverage under the Buyer’s Plans. The Buyer shall recognize the prior service of the Employees performed for the Company, the Seller and their Affiliates for purposes of eligibility to participate and vesting under the Buyer’s Plans applicable to the Employees except to the extent such prior service credit would result in a duplication of benefits. The Buyer shall also recognize the prior service of the Employees performed for the Company, the Seller and their Affiliates for purposes of providing vacation and other paid time off under the Buyer’s Plans, but otherwise shall not provide prior service credit for benefit accruals or contributions, early retirement subsidies or severance under the Buyer’s Plans applicable to the Employees.

(b) From and after the Closing Date, Buyer shall take commercially reasonable efforts to cause any pre-existing conditions or limitations and eligibility waiting periods under any of Buyer’s Plans to be waived with respect to the Employees and their eligible dependents.

(c) The Buyer’s Plans offered to the Employees pursuant to Section 6.8(a) shall include a qualified defined contribution plan with a cash or deferred arrangement (the “Buyer 401(k) Plan”). The Buyer shall cause the Buyer 401(k) Plan to accept direct rollover contributions of any such distributions elected to be so rolled over by the Employees, subject to the requirements for direct rollover contributions under applicable Law and the Buyer 401(k) Plan.

Section 6.9 Payment of Contributions and Premiums. Prior to the Closing and subject to applicable Laws, the Company shall, and the Seller shall cause the Company to, take all actions necessary to make all employer contributions and premium payments that are due and payable with respect to periods ending on or prior to the Closing Date with respect to the Compensation and Benefit Plans.

Section 6.10 Termination of Compensation and Benefit Plans. The Seller shall cause the Company to, and the Company shall, take all actions necessary to terminate (a) the Company Plans effective on the Closing Date, and the Company 401(k) Plan effective immediately prior to the Closing Date, including the approval of appropriate resolutions by the Board of Directors of the Company, and (b) the participation by any Employee in any other benefit plans sponsored or maintained by any ERISA Affiliate. Any costs associated with the termination of the Company Plans or the Company 401(k) Plan and the termination of participation of Employees in other benefits plans sponsored or maintained by an ERISA Affiliate shall be assumed by the Seller.

Section 6.11 Confidentiality. The Seller acknowledges that it has or may have had in the past, currently has, and in the future may have, access to Confidential Information of the Company, the Buyer and its Affiliates. For a period of five (5) years after the Closing, the Seller agrees that it will, and will use commercially reasonable efforts to cause its Representatives to, keep confidential all Confidential Information of the Company, the Buyer and its Affiliates furnished to or otherwise made available to them and, except with the specific prior written consent of the owner of such Confidential Information, will not disclose such Confidential Information to any Person; provided, however, that the Seller agrees that it will, and will use commercially reasonable efforts to cause its Representatives to, keep confidential all trade secrets of the Company furnished to or otherwise made available to them for an indefinite period. The provisions of this Section 6.11 shall not apply to the disclosure or use of any information, documents or materials (i) which are or become generally available to the public other than as a result of disclosure by the Seller or any of its Representatives or Affiliates in violation of this Section 6.11, (ii) received from a third Person on a non-confidential basis from a source other than the Buyer or its Representatives, which source is not known by the Seller to be prohibited from disclosing such information to the Seller by a legal, contractual or fiduciary obligation, (iii) required by applicable Law to be disclosed by the Seller (provided that the Seller if permissible under applicable Law shall give reasonable advance written notice to the Buyer of any such required disclosure so that an appropriate protective order may be sought at the Company’s sole expense), (iv) which are of a financial nature and which the Seller or its Affiliates are required to disclose in U.S. Securities and Exchange Commission filings, Tax Returns, or to its lenders, or (v) necessary to establish the Seller’s rights under this Agreement. The Seller shall be responsible for any breach of this Section 6.11 by its Representatives.

Section 6.12 Non-Solicitation and Non-Competition. (a) The Seller agrees that beginning on the date hereof and ending on the second (2nd) anniversary of the Closing Date, the Seller shall not, and shall not permit any of its Affiliates to solicit or hire any employee, consultant or independent contractor of the Company set forth on Schedule 6.12 (the “Restricted Persons”) or encourage any such Restricted Person to leave the service or employment of the Company or an Affiliate of the Company; provided, that (i) solicitation or hiring of Restricted Persons through the use of general advertisements in publications which advertisements do not target Restricted Persons or search firms that have not been directed by the Seller or any of its Affiliates to contact Restricted Persons shall not be prohibited by this sentence and (ii) the foregoing restrictions shall not restrict Seller or its Affiliates from hiring any Restricted Person who has not been employed by the Company or any of its Affiliates for six (6) months at the time of such hiring.

(b) The Seller agrees that during the period beginning on the Closing Date and ending on the second (2nd) anniversary of the Closing Date, the Seller shall not, and shall not permit any of its Affiliates to, engage in or assist others in engaging in any business whose primary business competes directly with the Business. Notwithstanding anything to the contrary, the foregoing shall not restrict or otherwise limit the ability of the Seller or any of its Affiliates to acquire an ownership, equity, or controlling interest in, or enter into any business relationship with, any business that at the time that the Seller or any of its Affiliates acquires such interest or enters into such relationship generates 15% or less of its revenues, on an annual basis, from a business that competes with the Business. For the avoidance of doubt, (i) the Seller and its Affiliates may design, manufacture and sell products or services which are predominately “build to print” to customer designs and (ii) the Seller acknowledges that no Owned Intellectual Property is or will be used in the business of the Seller or any of its Affiliates (other than the business of the Company).

(c) The Seller agrees that beginning on the date hereof and ending on the second (2nd) anniversary of the Closing Date, the Seller shall not, and shall not permit any of its Affiliates to, knowingly take any action with the purpose of inducing any Person that is or was a customer or supplier of the Company at any time during the two-year period preceding the date hereof to cease doing business with the Company or to materially reduce the amount of business that it does with the Company.

(d) The Seller acknowledges that the restrictions contained in this Section 6.12 are reasonable and necessary to protect the legitimate interests of the Buyer and constitute a material inducement to the Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement. The covenants contained in this Section 6.12 and each provision hereof are severable and distinct covenants and provisions.

Section 6.13 Update of Schedules. The Seller shall promptly (a) notify the Buyer with respect to any matter discovered which if known at the date of this Agreement would have been required to be set forth or described in the Schedules and (b) amend the Schedules with respect to any matter hereafter arising that would cause or constitute an inaccuracy to or breach of any representation and warranty made by the Company or the Seller. Any such amendment shall be deemed to have cured any breach of any representation or warranty made in this Agreement for purposes of the indemnification provided for in Article VIII hereof, but shall not be deemed to have cured any such breach of representation or warranty for purposes of determining whether or not the conditions set forth in Article VII have been satisfied.

Section 6.14 Further Assurances; Cooperation. (a) From and after the date hereof, each of the Parties shall use its commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, all such documents and instruments and take, or cause to be taken, all such further or other actions as may be reasonably necessary or desirable to evidence and effectuate this Agreement.

(b) From and after the Closing Date, the Seller shall, as and when requested by the Buyer in writing, in regard to any business systems reviews, audits (including cost audits), inquiries or Proceedings by any Governmental Entity, use commercially reasonable efforts to cooperate with the Buyer and the Company to take all reasonable actions and to do all things reasonably necessary, proper or advisable to address and resolve all such business systems reviews, audits (including cost audits), inquiries and Proceedings that are open as of the date hereof or pertain to actions or practices of the Company prior to the date hereof, including any audit pertaining to any incurred cost submission, indirect cost submission, other cost submission, or cost accounting practice of the Company.

Section 6.15 Use of Names. The Seller is not conveying ownership rights or granting the Buyer, any Affiliate of the Buyer or the Company a license to use any of the trade names, trademarks, service marks, logos or domain names of the Seller or any Affiliate of the Seller (including the name “Ducommun” or “LaBarge Technologies” or any trade name, trademark, service mark, logo or domain name incorporating the name “Ducommun” or “LaBarge Technologies”) and, within three (3) months after the Closing, the Buyer shall not permit the Company or any Affiliate of the Company to use in any manner the names or marks of the Seller or any Affiliate of the Seller or any word that is confusingly similar in sound or appearance to such names or marks.

Section 6.16 Directors’ and Officers’ Indemnification. (a) The Buyer covenants, for itself, its Affiliates and the Company (after the Closing Date) and their successors and assigns, that it and they shall not institute (directly or indirectly), encourage or assist, any Action in any court or before any administrative agency or before any other tribunal against any of the D&O Indemnified Parties with respect to any liabilities, Actions or causes of action, judgments, or demands of any nature or description (consequential, compensatory, punitive or otherwise), based in whole or in part on or arising out of or relating in whole or in part to (i) the fact that such person is or was a director or officer of the Company whether pertaining to any matter existing on or occurring at or prior to the Closing Date, or (ii) this Agreement or the transactions contemplated hereby including, without limitation, any information provided to the Buyer, or any errors therein or omissions therefrom, or any oral or written statements, or any failure to provide information or make disclosures, or any actions or failures to take action by any of the D&O Indemnified Parties.

(b) The Seller covenants, for itself, and its Affiliates and their successors and assigns, that it and they shall not institute (directly or indirectly), encourage or assist, any Action in any court or before any administrative agency or before any other tribunal against any of the D&O Indemnified Parties with respect to any liabilities, Actions or causes of action, judgments, or demands of any nature or description (consequential, compensatory, punitive or otherwise), based in whole or in part on or arising out of or relating in whole or in part to (i) the fact that such person is or was a director or officer of the Company whether pertaining to any matter existing on or occurring at or prior to the Closing Date, or (ii) this Agreement or the transactions contemplated hereby including, without limitation, any information provided to the Buyer, or any errors therein or omissions therefrom, or any oral or written statements, or any failure to provide information or make disclosures, or any actions or failures to take action by any of the D&O Indemnified Parties.

(c) The Company shall not take any action directly or indirectly to disaffirm or adversely affect the provisions of the articles of organization and bylaws that provide indemnification of and expense reimbursement to D&O Indemnified Parties.

Section 6.17 Buyer Employment Practices Liability Insurance. Effective as of the Closing, the Buyer shall add the Company and each of its current employees to the Buyer Employment Practices Liability Insurance and maintain coverage under such insurance for the Company and each of its then current employees for a period of six (6) years following the Closing on terms consistent with the coverage provided to the Buyer and its employees, as a whole.

Section 6.18 D&O Insurance. Effective as of the Closing, the Seller shall (or shall cause an Affiliate of the Seller) to maintain coverage under Ducommun Incorporated’s directors’ and officer’s liability insurance for each person who was a director or officer of the Company immediately prior to the Closing for a period of six (6) years following the Closing on terms consistent with the coverage provided to directors and officers of Ducommun Incorporated and its subsidiaries, as a whole.

Section 6.19 Landlords. Between the date hereof and the Closing, the Seller shall, at the written request of the Buyer, use its commercially reasonable efforts to facilitate a telephonic meeting among the Buyer and each of the landlords of the Real Property. Representatives of the Seller and/or the Company shall have the right, at their option, to participate in any such meetings.

Section 6.20 Intercompany Services. The Parties agree that at and following the Closing the Seller shall use its commercially reasonable efforts to provide, or cause to be provided, to the Company the intercompany services set forth on Schedule 6.20 for the period set forth therein, and the Company shall pay the Seller for such services in accordance with the terms set forth on Schedule 6.20. The Company or the Buyer may, at its sole option, with thirty (30) days written notice to the Seller, (a) extend the period of services for any of the intercompany services set forth on Schedule 6.20 (until, at the latest, the first anniversary of the Closing Date) and pay the Seller for such services in accordance with the terms set forth on Schedule 6.20 or (b) terminate the period of services without any further liabilities to any party, except that the foregoing shall not relieve the Company or the Buyer of paying any amounts owed with respect to services provided prior to termination. The Parties agree that, if not earlier terminated by the Company or the Buyer, the obligation to provide the services set forth on Schedule 6.20 shall terminate on the first anniversary of the Closing.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligations to Effect the Closing. The respective obligations of each Party to effect the Closing is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Regulatory Consent. All filings required to be made prior to the Closing by the Company, the Buyer or any Seller as set forth on Schedule 7.1, and all consents, approvals and authorizations required to be obtained prior to the Closing by the Company, the Buyer or any Seller, from any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company, the Buyer or the Seller as set forth on Schedule 7.1 shall have been made or obtained (as the case may be).

(b) No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the transactions contemplated hereby illegal or otherwise prohibiting consummation of the transactions contemplated hereby.

(c) No Governmental Restrictions. There shall not be any pending or threatened Action or Proceeding asserted by any Governmental Entity challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement, the effect of which restraint or prohibition if obtained would cause the condition set forth in Section 7.1(b) to not be satisfied.

Section 7.2 Conditions to Obligations of the Buyer. The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties of the Seller. (i) The representations and warranties of the Seller in Article III shall be true and correct in all material respects (except for those representations and warranties which have already been qualified with respect to materiality and which shall be true and correct in all respects) as of the date hereof and as of the Closing Date, as if such representations and warranties were made as of the date hereof and as of the Closing Date, except where the failure to be so true and correct on the Closing Date as a result of any matters arising after the date hereof (without giving effect to any limitation or qualification as to “material,” “materiality” or “Material Adverse Effect” set forth therein) would not reasonably be expected to result in a loss or liability to the Company of more than three percent (3%) of the Purchase Price, individually or in the aggregate, and (ii) the representations and warranties of the Seller in Article IV shall be true and correct in all material respects (except for those representations and warranties which have already been qualified with respect to materiality and which shall be true and correct in all respects) as of the date hereof and as of the Closing Date, as if such representations and warranties were made as of the date hereof and as of the Closing Date. The Buyer shall have received a certificate signed by an executive officer of the Seller to the foregoing effect.

(b) Performance of Obligations of the Seller. The Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Buyer shall have received a certificate signed on behalf of the Seller by an executive officer of the Seller to such effect.

(c) Consents Under Certain Agreements. The Company shall, and the Seller shall cause the Company to, have obtained the consents and approvals set forth on Schedule 7.2(c) hereto on terms acceptable to the Buyer, acting reasonably.

(d) Resignation Letters. The Company shall, and the Seller shall cause the Company to, have delivered to the Buyer duly executed resignation letters of each and every director of the Company.

(e) Termination of Compensation and Benefit Plans. The Company shall, and the Seller shall cause the Company to, have delivered to the Buyer evidence showing that the Company has complied with the provisions of Section 6.10.

(f) Key Employees. No more than one (1) of the Employees set forth on Schedule 7.2(f) hereto to whom the Buyer has extended, prior to the Closing, an offer of employment on behalf of the Company with respect to the period following the Closing (each such Employee, a “Key Employee”) shall have communicated in writing an intent to terminate his or her employment thereunder in connection with the transactions contemplated by this Agreement; provided, however, that such employment offers include base salaries, incentive compensation opportunities, employee benefits and severance comparable in the aggregate to those provided to such Key Employees immediately prior to the Closing.

(g) Company Records. The Seller shall have delivered to the Buyer (i) a certified copy of the Company’s Articles of Incorporation certified by the Secretary of State of Alabama as near as practicable to the Closing Date, (ii) a certificate of good standing of the Company from all states where the Company is qualified or licensed to do business, dated not earlier than ten (10) days prior to the Closing Date, and (iii) the original minute and stock books of the Company (the foregoing collectively referred to as “Company Records”).

(h) Transfer of Property. The Seller shall have, or shall cause its Affiliates to have, transferred the ownership, lease, or license of the Transferred Property to the Company.

Section 7.3 Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties of the Buyer. The representations and warranties of the Buyer in Article V shall be true and correct in all material respects (except for those representations and warranties which have already been qualified with respect to materiality and which shall be true and correct in all respects) as of the date hereof and as of the Closing Date, as if such representations and warranties were made as of the date hereof and as of the Closing Date and the Seller shall have received a certificate signed on behalf of the Buyer by an executive officer of the Buyer to such effect.

(b) Performance of Obligations of the Buyer. The Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Seller shall have received a certificate signed on behalf of the Buyer by an executive officer of the Buyer to such effect.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Indemnification. (a) Indemnification by the Seller. Subject to the limits set forth in this Article VIII, the Seller agrees to indemnify, defend and hold the Buyer, its Affiliates (including, after the Closing, the Company) and their respective partners, principals, members, officers, directors, shareholders, employees, agents and Representatives (the “Buyer Indemnified Persons”) harmless from and in respect of any and all Losses that they may incur to the extent arising out of or resulting from (i) any breach of any representation or warranty of the Seller contained in Article III or Article IV, (ii) any breach of any covenant of the Seller contained in this Agreement, (iii) liabilities of the Company or the Seller for any Broker’s fees, (iv) any Taxes (A) of the Company for the Pre-Closing Tax Period, (B) of any member of any Tax Group of which the Company (or any predecessor of the Company or any of its subsidiaries) is or was a member on or prior to the Closing Date that are imposed on the Company by reason of a liability under Treasury Regulation Section 1.1502-6 or any comparable provisions of foreign, state, or local Law, (C) of any Person imposed on the Company or any of its subsidiaries as a transferee or successor, by Contract (the primary subject matter of which is Taxes) or pursuant to any Law, rule, or regulation, which Taxes relate to an event or transaction occurring on or before the Closing Date, (D) of Seller, or (E) attributable to the Company’s obligation to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (x) any intercompany transaction or excess loss account described in the U.S. Treasury Department regulations (the “Treasury Regulations”) under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) that are attributable to periods ending on or before the Closing Date or (y) any installment sale or open transaction disposition made on or prior to the Closing Date, (v) any reduction in the adjusted basis for federal, state and local income tax purposes, as the case may be, calculated pursuant to Code Sections 197(a) and 1011(a) and Treasury Regulation 1.197-2(f)(1)(ii) (and applicable provisions of state or local Law) of the Code Section 197 intangibles identified on Schedule 8.1(a)(v) (and state and local tax equivalents) as a result of the Seller failing to make an election pursuant to Treas. Reg. Section 1.1502-36(d)(6) in accordance with Section 6.7(i) of this Agreement, (vi) any Government Audit Matter, and (vii) the matter set forth on Schedule 8.1(a)(vii) (the “Special Indemnity”).

(b) Indemnification by the Buyer. Subject to the limits set forth in this Article VIII, the Buyer agrees to indemnify, defend and hold the Seller and its Affiliates and their respective managers, officers, directors, shareholders, employees agents and Representatives (the “Seller Indemnified Persons”) harmless from and in respect of any and all Losses that they may incur to the extent arising out of, or resulting from (i) any breach of any representation or warranty of the Buyer contained in Article V, (ii) any breach of any covenant of the Buyer contained in this Agreement, and (iii) liabilities of the Buyer for any Broker’s fees.

(c) Certain Limitations. Anything in this Article VIII to the contrary notwithstanding (except with respect to Losses arising out of or resulting from Fraud):

(i) none of the Buyer Indemnified Persons or the Seller Indemnified Persons shall be entitled to recover from the respective other Party hereunder for the same Loss more than once;

(ii) no Losses shall be recoverable by the Buyer Indemnified Persons pursuant to the provisions of Section 8.1(a)(i) or the Seller Indemnified Persons pursuant to the provisions of Section 8.1(b)(i), as the case may be, in respect of breaches of representations and warranties (other than the representations and warranties set forth in (A) Section 3.1 (Organization; Authority; Due Execution; Qualification), Section 3.2 (No Subsidiary or Equity Investments); Section 3.5 (Capitalization), and Section 3.23 (Brokers), and Section 3.25 (Provision of Agreement) (collectively, the “Company Fundamental Representations”), and (B) Section 4.1 (Ownership) and Section 4.2 (Authority) (collectively, the “Seller Fundamental Representations,” together with the Company Fundamental Representations, the “Fundamental Representations”)) until such time as the total amount of all Losses that have been incurred by the Buyer Indemnified Persons or the Seller Indemnified Persons, as the case may be, exceeds $150,000 (the “Deductible”) in the aggregate (in which case the Buyer Indemnified Person or the Seller Indemnified Person, as applicable, shall be liable only for such Losses in excess of the Deductible);

(iii) (A) no Losses shall be recoverable by the Buyer Indemnified Persons pursuant to the provisions of Section 8.1(a)(vi) until such time as the total amount of all Government Audit Matter Losses that have been incurred by the Buyer Indemnified Persons exceeds the Government Audit Matter Threshold (in which case the Seller shall be liable only for such Government Audit Matter Losses in excess of the Government Audit Matter Threshold);

(B) the Seller’s indemnification obligations pursuant to Section 8.1(a)(vi) shall (x) be limited to Government Audit Matter Losses and (y) constitute the sole and exclusive remedy with respect to any Losses arising out of or resulting from any Government Audit Matters, and no Buyer Indemnified Party shall have a right to indemnification under any other subsection of Section 8.1(a) in respect of such Government Audit Matters;

(iv) the maximum aggregate amount of indemnifiable Losses that may be recovered by (i) the Buyer Indemnified Persons pursuant to the provisions of Section 8.1(a)(i)

or Section 8.1(a)(ii) (other than in respect of breaches of the Fundamental Representations, Tax Representation, Sections 6.3, 6.7, 6.11, or 6.12), collectively, or (ii) the Seller Indemnified Persons pursuant to the provisions of Section 8.1(b)(i) (other than in respect of breaches of the Buyer Fundamental Representations), shall be an amount equal to the Indemnity Cap;

(v) the maximum aggregate amount of indemnifiable Losses that may be recovered by the Buyer Indemnified Persons pursuant to the provisions of (A) Section 8.1(a)(i) (including in respect of the Fundamental Representations other than Section 3.25), Section 8.1(a)(ii) (including in respect of breaches of Sections 6.3, 6.7(i), 6.11 and 6.12), Section 8.1(a)(iii) and Section 8.1(a)(v), collectively, shall be an amount equal to the Purchase Price, except that (x) with respect to items described specifically in Section 8.1(a)(iv) and Section 8.1(a)(v), the maximum aggregate amount of indemnifiable Losses for breaches of the Tax Representations under Section 8.1(a)(i) shall be limited to Losses in respect of Taxes payable with respect to periods ending on or before the Closing Date and the pre-Closing portion of any Straddle Period and (y) Losses in respect of breaches of Section 6.7 (other than breaches of Section 6.7(i)) shall not be subject to a cap and (B) Section 8.1(a)(i) (solely in respect of Section 3.25), Section 8.1(a)(vi), and Section 8.1(a)(vii) shall not be subject to a cap;

(vi) other than with respect to the indemnification obligations of the Seller pursuant to Section 8.1(a)(vi), the Seller shall not be obligated to indemnify any Buyer Indemnified Person (including with respect to any payments otherwise due by the Seller under Section 6.7) with respect to any Losses (including Taxes) to the extent that an accrual or reserve for the amount of such Losses was reflected in the calculation of Net Working Capital or the adjustment of the Purchase Price, if any, as finally determined, pursuant to Section 1.3;

(vii) no Losses shall be recoverable by any Party pursuant to Article VIII if such Losses were not, on the date of this Agreement or the Closing Date, a probable or reasonably foreseeable result of (A) a breach of or inaccuracy in any representation and warranty or covenant in this Agreement or (B) the other matters giving rise to a claim for indemnification under this Article VIII, as the case may be;

(viii) the amount of any and all Losses under this Article VIII shall be determined net of (i) any Tax benefit actually realized by an Indemnified Party or its Affiliates to the extent the claim for which indemnification is sought gives rise to a deductible loss or expense and (ii) any insurance or other recoveries actually received by the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification;

(ix) no Buyer Indemnified Person is entitled to indemnification for any Taxes resulting from (x) any transaction outside the Ordinary Course of Business undertaken at the direction of the Buyer on the Closing Date or (y) an election under Section 338 of the Code or any action taken by the Buyer that would result in an actual or deemed liquidation of the Company effective on or before the Closing Date; and

(x) each Party hereby waives to the extent permitted under its applicable insurance policies, any subrogation rights that its insurer may have with respect to any indemnifiable Losses.

(d) The Buyer and the Seller shall cooperate with each other with respect to resolving any claim, liability or Loss for which indemnification may be required hereunder, including by making, or causing the applicable Indemnified Party to make, all reasonable efforts to mitigate any such claim, liability or Loss. Without limiting the generality of the foregoing, the Buyer and the Seller shall, or shall cause the applicable Indemnified Party to, use reasonable efforts to seek full recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder.

(e) Survival Generally. Except in the case of Fraud and as set out in Sections 8.1(f), (g), (h) and (i), liability for breaches of the representations and warranties of the Parties contained in this Agreement shall terminate upon the expiry of the period of eighteen (18) months following the Closing Date and the covenants of the Parties shall survive the Closing Date for a period of eighteen (18) months following the Closing Date, except for those covenants and agreements that by their terms contemplate performance in whole or in part after the Closing, which shall survive for a period of eighteen (18) months following the date by which performance was due.

(f) Tax Survival. The representations, warranties and covenants of the Seller relating to the Tax liability of the Company including, without limiting the generality of the foregoing, (i) the Tax Representation, (ii) the matters set forth in Section 6.7 and (iii) the indemnification obligations of the Seller pursuant to Section 8.1(a)(iv) and (v), shall continue in full force and effect for the benefit of the Buyer until sixty (60) days after the expiration of the relevant statute of limitations for collection or assessment of Tax by a Governmental Entity.

(g) Fundamental Representations Survival. Liability for breaches of the Fundamental Representations and Buyer Fundamental Representations shall terminate upon the expiry of the period five (5) years following the Closing Date.

(h) Government Audit Matter Survival and Special Indemnity. The indemnity obligations of the Seller relating to any Government Audit Matter continues in full force and effect for the benefit of the Buyer until sixty (60) days after the expiration of the relevant statute of limitations. The indemnity obligations of the Seller with respect to the Special Indemnity continues in full force and effect for the benefit of the Buyer until sixty (60) days after the expiration of any relevant statute of limitations.

(i) Liability for Broker Fees. The indemnity obligations of the Seller pursuant to Section 8.1(a)(iii) and of the Buyer pursuant to Section 8.1(b)(iii) shall terminate upon the expiry of the period five (5) years following the Closing Date.

(k) Claims for Indemnification. The survival periods set forth in Sections 8.1(e), (f), (g), (h) and (i) are in lieu of, and each of the Parties expressly waive, any otherwise applicable statute of limitations, whether arising at law or in equity. No Party or other Person shall be entitled to indemnification pursuant to this Agreement unless such Party or other Person has given written notice of its claim for indemnification within the survival periods specified in the foregoing provisions of this Section 8.1. Notwithstanding anything to the contrary herein, any claims asserted prior to the expiration of the survival periods specified in this Section 8.1 shall not be barred by the expiration of the relevant survival period and such claims shall survive until finally resolved.

(l) Notice and Opportunity to Defend. If there occurs an event which a party asserts is an indemnifiable event pursuant to Section 8.1(a) or Section 8.1(b) (other than an indemnifiable event related to Taxes, which, for the avoidance of doubt, shall be governed by Section 6.7), the party or parties seeking indemnification (the “Indemnified Party”) shall notify in writing the other party or parties against whom indemnification is sought (the “Indemnifying Party”) promptly, but no later than thirty (30) Business Days, after such Indemnified Party discovers or receives notice of any claim, event or matter as to which indemnity may be sought; provided, that the failure of the Indemnified Party to give notice as provided in this Section 8.1(l) shall not relieve any Indemnifying Party of its obligations under Section 8.1, except to the extent that such failure materially prejudices the rights of any such Indemnifying Party. The written notice from the Indemnified Party to the Indemnifying Party shall describe in reasonable detail to the extent known (i) the facts giving rise to any claim for indemnification hereunder, (ii) the amount or method of computation of the amount of such claim, (iii) each individual item of Losses included in the amount so stated, to the extent known, (iv) the date such item was paid or properly accrued, and (v) the nature of the breach of representation, warranty, covenant or agreement with respect to which such Indemnified Party claims to be entitled to indemnification hereunder, and shall provide any other information with respect thereto as the Indemnifying Party may reasonably request. In the event of any Action, Proceeding or demand asserted by any Person who is not a party (or a successor to a party) to this Agreement (a “Third Party Claim”) which is or gives rise to an indemnification claim, the Indemnifying Party may elect within ten (10) Business Days of receipt of written notice from the Indemnified Party of a Third Party Claim to assume the defense of any such claim or any litigation resulting therefrom; provided, that the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have sufficient financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder; provided, further, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom at the expense of the Indemnifying Party, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at the Indemnified Party’s expense, which shall include counsel of its choice; provided, further, that the Indemnified Party shall have the right to employ, at the Indemnifying Party’s expense, one counsel of its choice to represent the Indemnified Party if, with the reasonable advice of counsel to the Indemnified Party, there exists an actual or potential conflict of interest between the Indemnified Party and the Indemnifying Party or if (i) the Indemnifying Party elects not to defend, compromise or settle a Third Party Claim, (ii) the Indemnifying Party fails to notify the Indemnified Party within the required time period of its election as provided in this section, (iii) the Indemnifying Party does not have the financial resources necessary to defend against the matter and fulfill its indemnification obligations, (iv) the Third Party Claim seeks injunctive or other equitable relief against the Indemnified Party, (v) the Third Party Claim involves a criminal suit, or (vi) the Indemnifying Party having timely elected to defend a Third Party Claim, fails, in the reasonable judgment of the Indemnified Party, after at least ten (10) days’ notice to the Indemnifying Party, to adequately prosecute or pursue such defense, and in each such case the Indemnified Party may defend such Third-Party Claim on behalf of and for the account and risk of the Indemnifying Party. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall reasonably cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. The Indemnifying Party, in the defense of any such claim or litigation, shall not, except with the consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), consent to entry of any judgment or entry into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnified Party of a release from all liability in respect of such claim or litigation. The Indemnified Party shall not settle, admit to any liability or compromise any Third Party Claim or part thereof without prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed) unless the Indemnified Party releases, in writing, the Indemnifying Party from all indemnification obligations pursuant to this Agreement in respect of such Third Party Claim or part thereof settled and such settlement or compromise includes a release of the Indemnifying Party from all liability in respect of such Third Party Claim or part thereof settled. The Indemnified Party shall furnish such information regarding itself or the claim in question as the Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.

(m) Special Procedures for Government Audit Matter Claims.

(i) Control of Defense. Notwithstanding Section 8.1(l), in the event any Buyer Indemnified Person should have a claim against any Indemnifying Party in respect of a Government Audit Matter pursuant to Section 8.1(a)(vi), the Buyer Indemnified Person shall assume the defense of any Action constituting a Government Audit Matter or any litigation resulting therefrom at the Buyer Indemnified Person’s expense, provided that if the aggregate amount of losses, liabilities, obligations, damages, deficiencies, expenses, assessments, interest, awards, penalties, fines, and costs paid (or irrevocably agreed to be paid) by the Buyer Indemnified Persons, as a whole, to Governmental Entities in respect of all Government Audit Matters at any time is equal to or exceeds the Government Audit Matter Threshold, then the Seller shall have the right at its option, to assume the defense of any and all other pending and future Actions constituting a Government Audit Matter or any litigation resulting therefrom.

(ii) Notices. The Buyer Indemnified Party shall promptly notify the Seller in writing of such Government Audit Matter, but no later than thirty (30) Business Days after the Buyer Indemnified Person receives a written claim with respect to a specific Government Audit Matter; provided, that the failure of the Buyer Indemnified Party to give notice as provided in this Section 8.1(m)(ii) shall not relieve the Seller of its obligations under Section 8.1(a)(vi), except to the extent that such failure materially prejudices the rights of the Seller. The written notice from the Buyer Indemnified Party to the Seller shall describe in reasonable detail to the extent known (i) the facts giving rise to such Government Audit Matter, and (ii) the amount or method of computation of the amount of such claim, and shall provide any other information with respect thereto as the Seller may reasonably request. Additionally, the Buyer or a Buyer Indemnified Party shall promptly notify the Seller in writing if and when Government Audit Matter Losses equal or exceed the Government Audit Matter Threshold.

(iii) Settlement Procedures. If a Buyer Indemnified Persons controls the defense of any Action constituting a Government Audit Matter or litigation resulting therefrom, the Buyer Indemnified Person shall not consent or agree to a settlement in respect of any such Governmental Audit Matter or related litigation, if such settlement would require the payment by the Seller of any Governmental Audit Matter Losses, without the prior written consent of the Seller (which consent shall not be unreasonably withheld, conditioned, or delayed). If the Seller assumes the defense of any Government Audit Matter or any litigation resulting therefrom, the Seller shall not consent or agree to a settlement in respect of such Government Audit Matter or related litigation without the prior written consent of the Buyer (which consent shall not be unreasonably withheld, conditioned, or delayed); provided, however, that Buyer shall have the right to withhold consent to any settlement that would, in the reasonable opinion of the Buyer, have a material adverse impact on the operations of the Company.

(iv) Reasonable Access, Cooperation and Information. Regardless of whether the Seller or a Buyer Indemnified Person is defending a Government Audit Matter or litigation resulting therefrom, such party shall afford the other party reasonable access to the proceedings and an opportunity to participate in the process (at such party’s expense), as well as to keep the other party reasonably apprised of material developments on a timely basis. The Seller shall reasonably cooperate and assist, at the Buyer’s sole request and expense, the Buyer Indemnified Person in the defense of any Action constituting a Government Audit Matter or any litigation resulting therefrom; provided, that expenses shall only include out-of-pocket expenses incurred by the Seller and the Seller shall obtain the prior written consent of the Buyer prior to incurring any out-of-pocket expenses (which consent shall not be unreasonably withheld, conditioned or delayed).

(n) Cooperation. The Indemnified Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.

Section 8.2 Assignment of Claims. If any Buyer Indemnified Person receives any payment from the Seller in respect of any Losses pursuant to Section 8.1(a) and the Buyer Indemnified Person could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Seller, the Buyer Indemnified Person shall assign, on a non-recourse basis and without any representation or warranty, such of its rights to proceed against the Potential Contributor as are necessary to permit the Seller to recover from the Potential Contributor the amount of such payment. Any payment received in respect of such claim against the Potential Contributor shall be distributed, (a) first, to the Buyer Indemnified Person in the amount of any deductible or similar amount required to be paid by the Buyer Indemnified Person prior to the Seller being required to make any payment to the Buyer Indemnified Person plus, in the case of any claim by a Buyer Indemnified Person as provided in the immediately preceding sentence, the costs and expenses incurred in investigating, prosecuting, defending or otherwise addressing such claim, (b) second, to the Seller in an amount equal to the aggregate payments made by the Seller to the Buyer Indemnified Person in respect of such claim, plus the costs and expenses incurred in investigating, prosecuting, defending or otherwise addressing such claim, and (c) the balance, if any, to the Buyer Indemnified Person.

Section 8.3 Treatment of Indemnification Payments. To the extent permitted by Law, all indemnification payments under this Article VIII, shall be deemed adjustments to the Purchase Price for United States federal, state and local income Tax purposes.

Section 8.4 Other Limitations on Liability. No Buyer Indemnified Person shall have any claim or recourse against the Seller or any of its Affiliates or Representatives under this Article VIII with respect to any breach by the Seller of any representation, warranty or covenant in this Agreement to the extent the Seller demonstrates that any of the individuals included in the definition of Knowledge of the Buyer had actual knowledge of such breach at least five (5) days prior to the Closing and knew that such breach would reasonably likely result in Losses, without regard to the limits in this Article VIII. For the avoidance of doubt, each of the individuals included in the definition of Knowledge of the Buyer shall be deemed to have actual knowledge of all information set forth in this Agreement, in the Schedules (including any update or amendment to the Schedules furnished by the Seller at least five (5) days prior to the Closing), and with respect to any matter waived by Buyer in writing at or prior to the Closing or made known in writing to the Buyer by the Seller at least five (5) days prior to the Closing.

Section 8.5 Determination of Damages. For purposes of the Parties’ indemnification obligations under Article VIII, all “material” and “Material Adverse Effect” qualifications in Article III and Article IV shall be disregarded solely for purposes of calculating the amount of Losses suffered or incurred by a Buyer Indemnified Person as a result of a breach of a representation or warranty in Article III or Article IV, but not for purposes of determining whether an inaccuracy exists or a breach has occurred.

Section 8.6 Exclusivity. EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT (INCLUDING AS SET FORTH IN SECTION 1.3), EFFECTIVE AS OF THE CLOSING, THE PARTIES, ON BEHALF OF THEMSELVES AND THE OTHER INDEMNIFIED PARTIES, WAIVE AND FOREVER FULLY AND IRREVOCABLY RELEASE ANY AND ALL RIGHTS, ACTIONS, SUITS, DEMANDS, JUDGMENTS, DEBTS, PROMISES, LIABILITIES, CLAIMS OR OBLIGATIONS OF ANY KIND WHATSOEVER ANY SUCH PARTY MAY HAVE AGAINST THE OTHER PARTIES, THEIR AFFILIATES AND THEIR OFFICERS, DIRECTORS AND EMPLOYEES, REGARDLESS OF THE LAW OR LEGAL THEORY UNDER WHICH SUCH LIABILITY OR OBLIGATION MAY BE SOUGHT TO BE IMPOSED, WHETHER AT LAW, IN EQUITY, CONTRACT, TORT OR OTHERWISE, RELATING TO THE COMPANY AND/OR THE TRANSACTIONS CONTEMPLATED HEREBY. AFTER THE CLOSING, EXCEPT WITH RESPECT TO FRAUD AND AS SET FORTH IN SECTION 1.3, THIS ARTICLE VIII WILL PROVIDE THE EXCLUSIVE REMEDY AGAINST THE SELLER FOR ANY BREACH OF ANY REPRESENTATION, WARRANTY, COVENANT OR OTHER CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT AND/OR THE TRANSACTIONS CONTEMPLATED HEREBY.

ARTICLE IX

DEFINITIONS

Section 9.1 Definitions. For purposes of this Agreement:

“Accounting Principles” means the accounting principles, procedures, policies, assumptions, practices and methods used in the preparation of the Financial Statements, all of which shall be in accordance with GAAP, consistently applied.

“Acquisition Engagement” has the meaning set forth in Section 10.15.

“Action” means any claim, action, suit, arbitration, audit or proceeding by or before any Governmental Entity.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Affiliate Arrangements” has the meaning set forth in Section 3.21.

“Agreement” has the meaning set forth in the Preamble.

“AML Laws” means all Laws of any jurisdiction applicable to the Seller or the Company from time to time concerning or relating to anti-money laundering.

“Anti-Corruption Laws” means all Laws of any jurisdiction applicable to the Seller or the Company from time to time concerning or relating to bribery or corruption.

“Anti-Terrorism Laws” means any of the Laws relating to terrorism or money laundering, including Executive Order No. 13224, the PATRIOT Act, the Bank Secrecy Act, the Money Laundering Control Act of 1986 (i.e., 18 USC. §§ 1956 and 1957), the Laws administered by OFAC, and all Laws comprising or implementing these Laws.

“Arbiter” has the meaning set forth in Section 1.3(d).

“Broker” has the meaning set forth in Section 3.23.

“Business” means, to the extent performed, designed, developed, produced or sold by the Company during the five (5) years prior to the date of this Agreement, including both hardware and software to the extent applicable, (a) mission analysis, high-speed aerodynamics, high-speed guidance, navigation and control, power management and thermal management for advanced hypersonic weapons (maximum velocity greater than Mach 5) for flight test in the technology concept demonstration phase for the United States Department of Defense, (b) complete or substantially complete small satellites weighing between one (1) and one hundred (100)

kilograms for the United States Department of Defense and United States intelligence agencies, which contain an electro-optic sensor telescope, avionics/flight computer, power management system and propulsion system for 3U class satellites, (c) magnetically-aided inertial navigation sensors used in missiles for flight test in the technology concept demonstration phase for the United States Department of Defense, (d) complete or substantially complete Low Cost Interceptor missile for flight test in the technology concept demonstration phase for the United States Department of Defense, and (e) acoustic sensors for perimeter protection systems for the United States government.

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banking institutions in New York, New York are authorized or obligated by Law or executive order to be closed.

“Buyer” has the meaning set forth in the Preamble.

“Buyer 401(k) Plan” has the meaning set forth in Section 6.8(c).

“Buyer Employment Practices Liability Insurance” has the meaning set forth in Section 5.5.

“Buyer Fundamental Representations” means the representations and warranties set forth in Sections 5.1, 5.2 and 5.8.

“Buyer Indemnified Persons” has the meaning set forth in Section 8.1(a).

“Buyer Schedules” has the meaning set forth in Article V.

“Buyer’s Plans” has the meaning set forth in Section 6.8(a).

“Closing” has the meaning set forth in Section 2.1.

“Closing Amount” has the meaning set forth in Section 1.2.

“Closing Company Cash” has the meaning set forth in Section 1.3(b).

“Closing Company Debt” has the meaning set forth in Section 1.3(b).

“Closing Date” has the meaning set forth in Section 2.1.

“Closing Deadline” means April 15, 2016.

“Closing Net Working Capital” has the meaning set forth in Section 1.3(b).

“Code” means the Internal Revenue Code of 1986, as amended. All citations to the Code or to the regulations promulgated thereunder shall include any amendments or any substitute or successor provisions thereto.

“Company” has the meaning set forth in the Recitals.

“Company Cash” means all cash, cash equivalents, and marketable securities of the Company, each as defined in accordance with GAAP.

“Company Debt” means, with respect to the Company, (a) all obligations of such Person for principal of, interest on, and premium (if any), whether or not contingent, for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services (other than pursuant to standard payable terms), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such Person as lessee under leases that have been or should be recorded as capital leases in accordance with GAAP, (e) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities, (f) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, and (g) all indebtedness of others referred to in clauses (a) through (f) above guaranteed directly or indirectly in any manner by such Person.

“Company Fundamental Representations” has the meaning set forth in Section 8.1(c)(ii).

“Company Plans” means Miltec Corporation Flexible Benefit Plan, the Cigna/Life Insurance Company of North America Short Term Disability Insurance, the Cigna/Life Insurance Company of North America Long Term Disability Insurance, the Cigna/Life Insurance Company of North America Basic Term Life Insurance, the Cigna/Life Insurance Company of North America Supplemental Term Life Insurance, the Cigna/Life Insurance Company of North America Accidental Death & Dismemberment Insurance, the Cigna Health Plan for Miltec Corporation, the Cigna Dental Plan for Miltec Corporation, and the Cigna Behavioral Health Life Assistance Program.

“Company Records” has the meaning set forth in Section 7.2(g).

“Company Unearned Revenue” means an amount equal to any cash receipts prior to the Closing from clients for which revenue has not yet been earned as determined in accordance with GAAP.

“Compensation and Benefit Plans” has the meaning set forth in Section 3.11(a).

“Confidential Information” means, with respect to any Person, all trade secrets, know-how and other confidential, nonpublic, or proprietary information of that Person, including any such information derived from reports, investigations, research, studies, work in progress, codes, marketing, sales or service programs, customer lists, records relating to past service provided to customers, capital expenditure projects, cost summaries, equipment or production system designs or drawings, pricing formulae, contract analyses, financial information, projections, present and future business plans, agreements with vendors, joint venture agreements, confidential filings with any Governmental Entity and all other confidential, nonpublic concepts, methods, techniques or processes of doing business, ideas, materials or information prepared or performed for, by, or on behalf of, that Person.

“Contract” means any agreement, lease, contract, note, mortgage, indenture or other legally binding obligation or commitment, written or oral.

“CPR” has the meaning set forth in Section 10.3(b).

“Credit Agreement” has the meaning set forth in Section 2.2(a)(vi).

“Current Assets” means all accounts receivable, whether billed or unbilled (net of any allowance for doubtful accounts), other current assets, and prepaid expenses of the Company as determined in accordance with the Accounting Principles on a basis consistent with the past practices of the Company. For the avoidance of doubt, Current Assets excludes Company Cash and any deferred Tax assets.

“Current Liabilities” means all accounts payable, accrued expenses, and other liabilities of the Company, excluding any Tax related accrued liabilities, as determined in accordance with the Accounting Principles on a basis consistent with the past practices of the Company. For the avoidance of doubt, Current Liabilities (a) excludes any liabilities or intercompany obligations owed to the Seller or any of its Affiliates, the Company Unearned Revenue and any Tax related accrued liabilities and (b) includes accrued but unused vacation and paid time off but excludes any retention bonuses payable in connection with the transactions contemplated by this Agreement which are the obligation of Ducommun Incorporated.

“DCAA” means the Defense Contract Audit Agency under the U.S. Department of Defense.

“Deductible” has the meaning set forth in Section 8.1(c)(ii).

“D&O Indemnified Party” means any Person who is or was an officer or director of the Company at any time (but excluding any such Person who served at any time as an officer or director of Seller or any or its Affiliates (other than the Company)). For the avoidance of doubt, D&O Indemnified Parties shall include, without limitation, the Persons set forth on Schedule 6.16 attached hereto.

“Dollar” or “$” means a dollar or other equivalent unit in such coin or currency of the United States of America as at the time shall be legal tender for the payment of public and private debt.

“Employee” has the meaning set forth in Section 3.10(a).

“Encumbrance” means any security interest, mortgage, easement, encroachment, right of way, lien (statutory or other), charge, community property interest, pledge, condition, equitable interest, option, right of first refusal, adverse claim or restriction of any kind, including without limitation, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), other than those created under applicable securities Laws.

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or protection of the environment, natural resources, or public and occupational health and safety.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended and the regulations promulgated thereunder.

“ERISA Affiliate” has the meaning set forth in Section 3.11(e).

“Estimated Closing Adjustment Amount” has the meaning set for in Section 1.3(a).

“Estimated Closing Balance Sheet” has the meaning set forth in Section 1.3(a).

“Estimated Company Cash” has the meaning set forth in Section 1.3(a).

“Estimated Company Debt” has the meaning set forth in Section 1.3(a).

“Estimated Net Working Capital” has the meaning set forth in Section 1.3(a).

“Facility Security Clearances” has the meaning set forth in Section 3.20(v).

“Final Closing Adjustment Amount” has the meaning set forth in Section 1.3(e).

“Final Post-Closing Balance Sheet” has the meaning set forth in Section 1.3(e).

“Financial Statements” has the meaning set forth in Section 3.4(a).

“Fraud” means, with respect to a Party, an actual and intentional fraud with respect to the making of the representations and warranties set forth in Articles III, IV, or V (as applicable), provided that such actual and intentional fraud of the Seller or the Buyer, as the case may be, shall only be deemed to exist if any of the individuals included in the definition of “Knowledge of the Seller” or “Knowledge of the Buyer,” as applicable, had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Party set forth in, in the case of the Seller, Articles III and IV as qualified by the Schedules, or in the case of Buyer, Article V, as qualified by the Buyer Schedules, were actually breached when made, with the intention that the other Party rely thereon to its detriment.

“Fundamental Representations” has the meaning set forth in Section 8.1(c)(ii).

“GAAP” means U.S. Generally Accepted Accounting Principles in effect on the date of the relevant financial statements.

“Gibson Dunn” has the meaning set forth in Section 10.15.

“Governing Documents” means, with respect to a Person, (i) its articles or certificate of incorporation and bylaws or certificate of formation and operating agreement (or equivalent creation, formation, or organizational documents) and (ii) any amendment or supplement to the foregoing.

“Government Audit Matter” means any matter that (x) would result in adjustments to currently booked costs/booked costs of the Company as of the Closing Date and (y) are caused by or associated with incurred cost audits of the Company or other actions taken or initiated by a Governmental Entity, for example, (1) DCAA’s yearly incurred cost audits, (2) DCAA’s issuance of Form 1’s that are used as the basis of a contracting officer’s final decision to withhold, reduce, or demand repayment of costs claimed, or (3) incidents such as an alleged violation of the Truth in Negotiations Act that are triggered or supported by DCAA action.

“Government Audit Matter Losses” means all losses, liabilities, obligations, damages, deficiencies, expenses, assessments, interest, awards, penalties, fines, and costs paid (or irrevocably agreed to be paid) to a Governmental Entity in respect of any Government Audit Matters.

“Government Audit Matter Threshold” means an amount equal to $1,000,000 (which shall include up to $250,000 in out-of-pocket fees and expenses paid (or irrevocably agreed to be paid) by the Buyer Indemnified Persons to third-party attorneys in connection with the defense or settlement of any Government Audit Matters).

“Government Bid” means a bid, quote, tender, or proposal which, if accepted, would result in a Government Contract.

“Government Contract” means any Contract including an individual task order, delivery order, purchase order, or blanket purchase agreement, basic ordering agreement, teaming agreement, joint venture agreement, and letter contract between the Company and any Governmental Entity, as well as any subcontract or other arrangement by which (i) the Company has agreed to provide goods or services to a prime contractor, to the Governmental Entity or to a higher-tier subcontractor or (ii) a subcontractor or vendor has agreed to provide goods or services to the Company, where, in either event, such goods or services ultimately will benefit or be used by a Governmental Entity, including any closed Contract or subcontract as to which the right of the Governmental Entity or a higher-tier contractor to review, audit, investigate, or claim rights has not expired.

“Governmental Entity” means any supranational, national, state, municipal, local, or foreign government, any instrumentality, subdivision (including any county or city), court, administrative agency or commission or other governmental authority or instrumentality exercising any Tax, executive, legislative, judicial, military, regulatory, administrative, or governmental authority, or The New York Stock Exchange. For purposes of this Agreement, other than in the case of Section 3.19 and 3.20, “Governmental Entity” shall only refer to a “Governmental Entity” in its executive, legislative, judicial, military, regulatory, administrative or governmental capacity and not in a Governmental Entity’s capacity as a Person that is a transacting with, or using the goods or services of, the Company, or otherwise engaging in business with, the Company.

“Hazardous Materials” means any (i) pollutant, contaminant, chemical, toxic, or hazardous material or waste which is defined as hazardous under any federal, state, or local Laws, (ii) petroleum or any fraction or product thereof, (iii) asbestos or asbestos-containing material, or (iv) polychlorinated byphenyl.

“Indemnified Party” has the meaning set forth in Section 8.1(l).

“Indemnifying Party” has the meaning set forth in Section 8.1(l).

“Indemnity Cap” means an amount equal to $1,937,500.

“Independent Contractor” has the meaning set forth in Section 3.10(a).

“Intellectual Property” means any and all United States and foreign (a) Registered Intellectual Property, (b) unregistered Marks, unregistered copyrights, unfiled patent applications, inventions (including any disclosures or descriptions thereof), moral rights, (c) trade secrets, know-how, and all Software, (d) copies and tangible embodiments of all the foregoing, in whatever form or medium, (e) all rights to obtain and rights to apply for patents, and to register Marks and copyrights, and (f) all rights to sue and recover and retain damages and costs and attorneys’ fees for present and past infringement of any of the rights under subsections (a) through (e) of this definition.

“Key Employees” has the meaning set forth in Section 7.2(f).

“Knowledge of the Buyer” means a fact, event, circumstance, or occurrence within the “Knowledge of the Buyer” if such fact, event, circumstance, or occurrence is or was actually known by Liam Kelly, Denyce Carter, Evelyn Lee, Charlotte Engstrom, Ken Mushinski, Matt Archdale, Scott Forney, Robert Khan, Nicholas Bucci, or Victor Gomez.

“Knowledge of the Seller” means a fact, event, circumstance, or occurrence within the “Knowledge of the Seller” if such fact, event, circumstance, or occurrence is or was actually known by Anthony J. Reardon, Joel H. Benkie, Kathryn M. Andrus, Douglas L. Groves, James S. Heiser, Rose F. Rogers, Michael P. Dreessen, William A. Koons, Scott K. McWhirter, J. Mike Stanfield, Charlotte S. Thompson, or Wendy Cousins.

“Laws” has the meaning set forth in Section 3.16(a).

“Licensed Intellectual Property” means all Intellectual Property used or held for use by the Company under license or similar agreement, other than non-customized or off-the-shelf software.

“Losses” means all losses, liabilities, obligations, damages, deficiencies, expenses, Actions, Proceedings, demands, assessments, interest, awards, penalties, fines, costs and expenses (including reasonable attorneys’ fees, court costs, expert witness fees, transcript costs and other expenses of litigation, costs of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers) and judgments (at law or in equity) of any nature; provided, however, that Losses shall not include punitive, incidental, or diminution of value damages, or damages based on multiples of earnings, except in the case of Fraud or to the extent actually awarded to a third party.

“Marks” means all trademarks, service marks, trade names, service names, brand names, trade dress, logos, corporate names, and any other indicator of source or origin, together with the goodwill associated with any of the foregoing, and all applications, registrations, and renewals thereof.

“Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect (whether alone or together with other changes, events, violations, inaccuracies, circumstances or effects) that (a) is or would reasonably be expected to be materially adverse to the business, financial condition, or results of operations of the Company or (b) would prevent, materially delay or materially impede the performance by the Seller of its obligations under this Agreement or the consummation of the transactions contemplated hereby, other than any change, event, violation, inaccuracy, circumstance or effect arising out of or resulting from (i) changes in general economic, financial market, business, regulatory or geopolitical conditions, (ii) general changes or developments in any of the industries in which the Company operates, (iii) natural disasters or calamities, (iv) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, (v) changes in global, national or regional political conditions (including any outbreak or escalation of hostilities or any acts of war or terrorism), (vi) the announcement or pendency of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company due to the announcement and performance of this Agreement or the identity of the parties to this Agreement, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein (provided, that the exceptions in this clause (vi) shall not apply to any breach of any representation or warranty contained in Section 3.3 and Section 3.6 (or any portion thereof), in each case to the extent that the purpose of such representations or warranties (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or satisfaction of conditions under this Agreement), (vii) any action taken by the Company which is required or expressly permitted by this Agreement, or (viii) any actions taken (or omitted to be taken) at the request of the Buyer. For the avoidance of doubt, a Material Adverse Effect shall be measured only against past performance of the Company and not against any forward-looking statements, financial projections or forecasts of the Company; it being understood and agreed that in the case of clauses (i)-(v) above, to the extent that any such change, event, violation, inaccuracy, circumstance or effect has a disproportionate adverse effect on the Company relative to other businesses in the industry in which the Company operates, such change, effect, event, occurrence, state of facts or development may be taken into account in determining whether a Material Adverse Effect has occurred.

“Material Contracts” has the meaning set forth in Section 3.19(a).

“Net Working Capital” shall mean Current Assets minus Current Liabilities.

“OCI” has the meaning set forth in Section 3.20(aa).

“Open Source Software” means any software code that is licensed under a free or open source license, including, by way of example, the following licenses: (a) the GNU General Public License (GPL) or Lesser General Public License (LGPL); (b) the Artistic License; (c) the Mozilla Public License; (d) the Berkeley Software Distribution (BSD) License; (e) the Apache Software License; and (f) the Eclipse Public License.

“Ordinary Course of Business” means the ordinary course of business of the Company consistent with past custom and practice (including with respect to frequency and amount).

“Owned Intellectual Property” means Intellectual Property owned or purported to be owned by the Company.

“Parties” means the parties to this Agreement.

“Permits” has the meaning set forth in Section 3.16(b).

“Permitted Encumbrances” means: (i) Encumbrances reflected in the Reference Balance Sheet, (ii) Encumbrances for current taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established therefor, (iii) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of the Company for a period greater than sixty (60) days, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (iv) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Entities which are not material to the business of the Company, (v) non-exclusive internal use licenses granted to customers in the ordinary course of business in accordance with the Company’s standard form agreements, (vi) Encumbrances that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company, and (vii) statutory obligations, restrictions or limitations promulgated by a Governmental Entity that do not, individually or in the aggregate, materially impair the operations of the Company.

“Person” means an individual, corporation, partnership, limited liability company, trust or unincorporated organization or a government or any agency or political subdivision thereof, or any other entity.

“Personal Property” has the meaning set forth in Section 3.7.

“Personnel Security Clearances” has the meaning set forth in Section 3.20(v).

“Potential Contributor” has the meaning set forth in Section 8.2.

“Post-Closing Balance Sheet” has the meaning set forth in Section 1.3(b).

“Pre-Closing Tax Period” shall mean any taxable period of the Company ending on or before the Closing Date and the portion of any Straddle Period ending at the end of the day on the Closing Date.

“Privacy Statement” has the meaning set forth in Section 3.13(c).

“Proceedings” has the meaning set forth in Section 3.6.

“Purchase Price” has the meaning set forth in Section 1.2.

“Real Property” means the real property leased or subleased by the Company as of the date hereof, together with all buildings, structures, and facilities located thereon.

“Reference Balance Sheet” has the meaning set forth in Section 3.4(a).

“Reference Balance Sheet Date” has the meaning set forth in Section 3.4(a).

“Registered Intellectual Property” means (a) issued patents and filed patent applications (including without limitation, design patents, industrial designs and utility models), including extension, divisional, continuation, continuation-in-part and reissued patents and applications filed therefor, (b) registered Marks, (c) registered copyrights, and (d) registered Internet domain names.

“Representatives” means with respect to a Person, a director, officer, employee, investment banker, auditor, consultant, advisor, counsel, accountant, and other authorized representative of such Person.

“Restricted Persons” has the meaning set forth in Section 6.12(a).

“SBA” has the meaning set forth in Section 3.20(w).

“Sanctioned Country” means at any time, a country or territory which is, or whose government is, the subject or target of any Sanctions broadly restricting or prohibiting dealings with such country, territory, or government.

“Sanctioned Person” means, at any time, any Person with whom dealings are restricted or prohibited under Sanctions, including (i) any Person listed in any Sanctions-related list of designated Persons maintained by the United States (including by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the U.S. Department of Commerce), the United Nations Security Council, the European Union or any of its member states, Her Majesty’s Treasury, Switzerland or any other relevant authority, (ii) any Person located, organized or resident in, or any Governmental Entity or governmental instrumentality of, a Sanctioned Country or (iii) any Person twenty-five percent (25%) or more directly or indirectly owned by, controlled by, or acting for the benefit or on behalf of, any Person described in clauses (i) or (ii) hereof.

“Sanctions” means economic or financial sanctions or trade embargoes or restrictive measures enacted, imposed, administered or enforced from time to time by (i) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the U.S. Department of Commerce, (ii) the United Nations Security Council, (iii) the European Union or any of its member states, (iv) Her Majesty’s Treasury, (v) Switzerland, or (vi) any other relevant authority.

“Scheduled Intellectual Property” has the meaning set forth in Section 3.12(a).

“Schedules” has the meaning set forth in the preamble to Article III.

“Securities Act” has the meaning set forth in Section 5.8.

“Seller” has the meaning set forth in the Preamble.

“Seller Fundamental Representations” has the meaning set forth in Section 8.1(c)(ii).

“Seller Indemnified Persons” has the meaning set forth in Section 8.1(b).

“Shares” has the meaning set forth in the Recitals.

“Software” means any and all computer programs, whether in source code or object code, other than non-customized or off-the-shelf software, and all documentation including user manuals and other training documentation related to any of the foregoing in the possession of, under the control of, or used by the Company.

“Special Indemnity” has the meaning set forth in Section 8.1(a)(vii).

“Straddle Periods” has the meaning set forth in Section 6.7(a).

“Target Working Capital” means an amount equal to $2,200,000.

“Tax” or “Taxes” means any taxes of any kind, including but not limited to those on or measured by or referred to as income, gross receipts, capital, transfer, gains, sales, goods and services, use, ad valorem, franchise, profits, stamp, license, withholding, escheat or unclaimed property, employment, payroll, premium, value added, property or windfall profits taxes, surtaxes, environmental transfer taxes, social security taxes, national health contributions, pension and employment insurance contributions, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity, domestic or foreign.

“Tax Group” has the meaning set forth in Section 3.9(e).

“Tax Representation” means representations and warranties set forth in Section 3.9.

“Tax Return” means any return, declaration, report, election, notice, statement or information return and including any amendment, schedule, attachment, part, supplement, appendix and exhibit thereto, made, prepared, filed or required to be filed with any Governmental Entity, domestic or foreign, with respect to Taxes.

“Third Party Claim” has the meaning set forth in Section 8.1(l).

“Transfer Taxes” has the meaning set forth in Section 6.7(h).

“Transferred Property” means the items set forth on Schedule 7.2(h).

“Treasury Regulations” has the meaning set forth in Section 8.1(a).

“Top Customers” has the meaning set forth in Section 3.18.

“Top Suppliers” has the meaning set forth in Section 3.18.

“U.S.” or the “United States” means the United States of America (including the states thereof and the District of Columbia), and its “possessions”, including Puerto Rico, the United States Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

“User Data” means the data or information collected from Employees or customers of the Company, or from any website operated in connection with the business.

Where any group or category of items or matters is defined collectively in the plural number, any item or matter within such definition may be referred to using such defined term in the singular number, and vice versa.

ARTICLE X

MISCELLANEOUS

Section 10.1 Waiver. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Any failure of the Seller to comply with any of its obligations or agreements herein contained may be waived only in writing signed by the Buyer. Any failure of the Buyer to comply with any of its obligations or agreements herein contained may be waived only in writing signed by the Seller.

Section 10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given upon receipt of hand delivery, certified or registered mail, return receipt requested, national overnight courier service, or facsimile transmission with confirmation of receipt followed by delivery by a nationally recognized overnight courier (receipt requested). All notices hereunder shall be delivered to the address or facsimile number below.

(a)	If to the Seller or the Company (before Closing), to:

Ducommun LaBarge Technologies, Inc.

23301 Wilmington Avenue

Carson, CA 90745-6209

Attention: James S. Heiser, Vice President and General Counsel

Facsimile No.: (310) 513-7279

With a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

46th Floor

Los Angeles, CA 90071

Attention: Scott J. Calfas

Facsimile No.: (213) 229-6362

(b)	If to the Buyer or the Company (after Closing), to:

General Atomics

3550 General Atomics Court

San Diego, CA 92121

Attention: General Counsel

Facsimile No.: (858) 455-3213

With a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

1540 Broadway

New York, NY 10036

Attention: Donald G. Kilpatrick

Facsimile No.: (212) 858-1500

Such names and addresses may be changed by written notice to each person listed above.

Section 10.3 Governing Law; Arbitration; Jurisdiction; Waiver of Jury Trial. (a) This Agreement, and all claims arising out of or related to this Agreement, whether sounding in tort, contract or otherwise, shall be governed by and construed in accordance with the Law of the State of Delaware, without regard to conflict of law provisions thereof.

(b) Each Party agrees that, except as otherwise provided Section 1.3(d) and Section 6.7(a) of this Agreement, any controversy, dispute or claim arising out of or relating to this Agreement or a breach of any of the terms or conditions of this Agreement, including a dispute as to the scope or applicability of this arbitration clause, which cannot be resolved by the Parties within thirty (30) days after written notice by either Party, shall be settled by binding arbitration by three (3) neutral arbitrators, of whom the Buyer and the Seller shall each appoint one within fifteen (15) days after service of an arbitration demand, in Orange County, California. The arbitration shall be administered by the International Institute for Conflict Prevention & Resolution (“CPR”) pursuant to the CPR Rules for Non-Administered Arbitration then in effect. The cost of any arbitration proceeding under this provision shall be borne fifty percent (50%) by the Buyer and fifty percent (50%) by the Seller. The arbitrators shall state in writing the reasons for the award and the legal and factual conclusions underlying the award. The award of the arbitrators shall be final, and judgment upon the award may be entered in any state or federal court of competent jurisdiction. The Parties agree that all of the negotiations and arbitration proceedings relating to such disputes and all testimony, transcripts and other documents relating to such arbitration shall be treated as confidential and will not be disclosed or otherwise divulged to any other person except as necessary in connection with such negotiations and arbitration proceedings or, in the event of enforcement proceedings, pursuant to a confidentiality order.

(c) In connection with any proceedings to compel or stay arbitration, to enforce the decision of the Arbiter pursuant to Section 1.3(d) or the award of the arbitrators pursuant to Section 10.3(b) or to obtain any interim relief pursuant to Section 10.11, each Party hereby irrevocably and unconditionally (i) consents to submit to the exclusive jurisdiction of the federal courts of the United States of America located in the Central District of California, Southern Division, unless such court declines the exercise of jurisdiction, in which case the courts of the State of California, Orange County, (ii) waives any objection to the laying of venue in the courts of the United States of America located in the Central District of California, Southern Division, or the State of California, Orange County, as applicable, (iii) waives its right and agrees not to plead or claim that such California forum is inconvenient, and (iv) waives any right to trial by jury in any Action, Proceeding or counterclaim arising out of or relating to this Agreement or the transactions contemplated hereby.

(d) Each Party further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient.

Section 10.4 Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile signature or by other electronic means, such as portable document format (.pdf) file), each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Section 10.5 Headings. The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.6 Entire Agreement. This Agreement, including the Exhibits and Schedules hereto and the documents referred to herein, embody the entire agreement and understanding of the Parties in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to the subject matter hereof. This Agreement was negotiated by the Parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof. In the event of an ambiguity or a question of intent or interpretation, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement or to the extent to which any such Party’s counsel participated in the drafting of any provision hereof or by virtue of the extent to which any such provision is inconsistent with any prior draft hereof. Notwithstanding any oral agreement or course of conduct of the Parties or their Representatives to the contrary, no Party shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the Parties.

Section 10.7 Amendment and Modification. This Agreement may be amended or modified only by written agreement specifically designated as an amendment to this Agreement, signed by each of the Parties.

Section 10.8 Binding Effect; Benefits. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and assigns; nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties and their respective successors and assigns (and, to the extent provided in Section 6.8, Section 6.16 and Article VIII, the Employees, D&O Indemnified Parties, and other Buyer Indemnified Persons and Seller Indemnified Persons benefiting therefrom, who are intended to be third-party beneficiaries thereof) any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 10.9 Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated in this Agreement are fulfilled to the extent possible. Notwithstanding this Section 10.9, in the event that any restriction in this Agreement is too broad to permit enforcement of such restriction to its fullest extent, each Party agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by Law, and each Party hereby consents and agrees that the scope of such restriction may be modified accordingly in any Proceeding brought to enforce such restriction.

Section 10.10 Assignability. No Party may assign, delegate, or otherwise transfer any of its rights or obligations under this Agreement by operation of law or otherwise without the prior written consent signed by each other Party hereto except that the Buyer may sell, transfer or assign, in whole or from time to time in part, to one or more of its Affiliates, the right to purchase all or a portion of the Shares, but no such sale, transfer or assignment shall relieve the Buyer of its obligations hereunder. Any purported violation of this Section 10.10 shall be void.

Section 10.11 Interim Relief. Notwithstanding anything to the contrary herein, each Party may seek, from the federal court of the United States of America located in the Central District of California, Southern Division, or the courts of the State of California, Orange County, any interim or provisional relief that is necessary to protect the rights or property of that Party pending the Arbiter’s or the arbitral tribunal’s determination of the merits of the controversy. The Parties agree that immediate and irreparable harm and damage would occur for which monetary damages alone would not be an adequate remedy in the event that a Party’s obligations under this Agreement (including a Party’s confidentiality, non-disclosure, or non-competition obligations, including but not limited to those obligations set forth in Section 6.6, Section 6.11, and Section 6.12 of this Agreement), were not performed in accordance with their specific terms or were otherwise breached. Any such relief or remedy shall not be exclusive, but shall be in addition to all other available legal or equitable remedies. Each Party agrees that the provisions of this Section 10.11 are fair and reasonable in the commercial circumstances of this Agreement, and that neither Party would have entered into this Agreement but for each Party’s agreement with the provisions of this Section 10.11.

Section 10.12 Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (w) to Articles, Sections, Schedules, and Exhibits mean the Articles and Sections of, and Schedules and Exhibits attached to, this Agreement; (x) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; (y) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder; and (z) shall be deemed to include the masculine, feminine, neuter, singular, and plural forms thereof. References to days mean calendar days unless otherwise specified. The Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 10.13 Disclosure Generally. Notwithstanding anything to the contrary contained in the Schedules or in this Agreement, the information and disclosures contained in any Schedule shall be deemed to be disclosed and incorporated by reference in any other Schedule as though fully set forth in such Schedule for which applicability of such information and disclosure is reasonably apparent on the face of such disclosure. The fact that any item of information is disclosed in any Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement.

Section 10.14 Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of the Seller or the Buyer or any officer, director, employee, Representative or investor of any party hereto.

Section 10.15 Legal Representation. (a) The Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Company) acknowledges and agrees that Gibson, Dunn & Crutcher LLP (“Gibson Dunn”) has acted as counsel for the Seller and the Company in connection with this Agreement and the transactions contemplated hereby (the “Acquisition Engagement”), and in connection with this Agreement and the transactions contemplated hereby, Gibson Dunn has not acted as counsel for any other Person, including the Buyer.

(b) Only the Seller, the Company and their respective Affiliates shall be considered clients of Gibson Dunn in the Acquisition Engagement. The Buyer, on behalf of itself and its Affiliates (including after the Closing, the Company) acknowledges and agrees that all confidential communications between the Seller, the Company and their respective Affiliates, on the one hand, and Gibson Dunn, on the other hand, in the course of the Acquisition Engagement, and any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, shall be deemed to belong solely to the Seller and its Affiliates (other than the Company), and not the Company, and shall not pass to or be claimed, held, or used by the Buyer or the Company upon or after the Closing; provided, however, that in the event a dispute arises between the Buyer or any of its Affiliates, the Company, and a third party other than a Party to this Agreement or any Affiliate of a Party to this Agreement after the Closing, the Buyer or its Affiliates or the Company may assert the attorney-client privilege to prevent disclosure of confidential information by Gibson Dunn to such third party. Accordingly, the Buyer shall not have access to any such communications, or to the files of Gibson Dunn relating to the Acquisition Engagement. Without limiting the generality of the foregoing, upon and after the Closing, (i) to the extent that files of Gibson Dunn in respect of the Acquisition Engagement constitute property of the client, only the Seller and its Affiliates shall hold such property rights and (ii) Gibson Dunn shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company or the Buyer by reason of any attorney-client relationship between Gibson Dunn and the Company or otherwise; provided, however, that notwithstanding the foregoing, Gibson Dunn shall not disclose any such attorney-client communications or files to any third parties (other than representatives, accountants and advisors of the Seller and its Affiliates; provided, that such representatives, accounts and advisors are instructed to maintain the confidence of such attorney-client communications). If and to the extent that, at any time subsequent to Closing, the Buyer or any of its Affiliates (including after the Closing, the Company) shall have the right to assert or waive any attorney-client privilege with respect to any communication between the Company or its Affiliates and any Person representing them that occurred at any time prior to the Closing, the Buyer, on behalf of itself and its Affiliates (including after the Closing, the Company) shall be entitled to waive such privilege only with the prior written consent of the Seller (such consent not to be unreasonably withheld).

(c) The Buyer, on behalf of itself and its Affiliates (including after the Closing, the Company) acknowledges and agrees that Gibson Dunn has acted as counsel for the Seller, the Company and their respective Affiliates for several years and that the Seller reasonably anticipates that Gibson Dunn will continue to represent the Seller and its Affiliates in future matters. Accordingly, the Buyer, on behalf of itself and its Affiliates (including after the Closing, the Company) expressly consents to Gibson Dunn’s representation of the Seller and/or its Affiliates and/or any of their respective agents (if any of the foregoing Persons so desire) in any matter, including, without limitation, any post-Closing matter in which the interests of the Buyer and the Company, on the one hand, and the Seller or any of its Affiliates, on the other hand, are adverse, including any matter relating to the transactions contemplated by this Agreement, and whether or not such matter is one in which Gibson Dunn may have previously advised the Seller, the Company or their respective Affiliates.

(d) The Buyer, on behalf of itself and its Affiliates (including after the Closing, the Company) further covenants and agrees that each shall not assert any claim against Gibson Dunn in respect of legal services provided to the Company or its Affiliates by Gibson Dunn in connection with this Agreement or the transactions contemplated hereby.

(e) From and after the Closing, the Company shall cease to have any attorney-client relationship with Gibson Dunn, unless and to the extent Gibson Dunn is expressly engaged in writing by the Company to represent the Company after the Closing and either (i) such engagement involves no conflict of interest with respect to the Seller and/or any of its Affiliates or (ii) the Seller and/or any such Affiliate, as applicable, consent in writing to such engagement.

(f) The Seller, the Company and the Buyer consent to the arrangements in this Section 10.15 and waive any actual or potential conflict of interest that may be involved in connection with any representation by Gibson Dunn permitted hereunder.

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the date first above written.

GENERAL ATOMICS

By:	/s/ AG Navarra
Name: AG Navarra
Title: SR VP Treasurer

DUCOMMUN LABARGE TECHNOLOGIES, INC.

By:	/s/ Anthony J. Reardon
Name: Anthony J. Reardon
Title: President

[Signature Page to Stock Purchase Agreement]